
NEWALTA
Better ways to manage waste


08018671

SEC MAIL PROCESSING RECEIVED NOV 2 0 2006 WASH. D.C. 186 SECTION

November 13, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated November 7, 2006;

2. Interim Report for the three and nine months ended September 30, 2006 including interim financial statements and Management's Discussion and Analysis;

3. Form 52-109 FT2 - Certification of Interim Filings – CEO; and

4. Form 52-109 FT2 - Certification of Interim Filings – CFO.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
General Counsel

TBW/vz
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA INCOME FUND QUARTERLY REPORT 2006



Q3

FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Revenue increased 83% to $120.3 million, EBITDA[1] increased 48% to $35.1 million, and funds from operations[1] increased 47% to $33.8 million. Robust market conditions combined with excellent performance of recent acquisitions and growth capital investments led to the strong results in the quarter.
- Cash available for growth and distributions[1] increased 19% to $25.9 million, or $0.70 per unit. Cash distributed[1] to unitholders increased 76% to $19.1 million. Year-to-date cash distributed as a percentage of cash available for growth and distributions was 65%, consistent with the same period in 2005.
- Oilfield delivered strong results as revenue and net margin[1] increased 64% and 34% respectively. Approximately 75% of the revenue growth came from new business initiatives in drill-site and on-site activities and the development of satellites and partnerships. The remaining improvement was attributable to gains in waste processing and increased crude oil sales consistent with strong industry activity levels.
- Western Industrial (formerly Industrial) revenue increased 8% while net margin was 15% lower than the third quarter in 2005. The weaker net margin in the quarter was mainly attributable to lower event-based project work compared to the same period last year, resulting in lower sludge and wastewater volumes processed at the service facilities and in turn, lower utilization levels. The increase in revenue for the third quarter compared to last year was attributable to higher oil recycling revenue as a result of improved product pricing.
- Eastern Industrial (formerly called the Central division and now including operations in Quebec and Atlantic Canada) revenue and net margin from continuing operations were $24.8 million and $5.5 million, respectively, which was consistent with management's expectations. The strong quarterly performance for the division was attributable to several factors, including the acquisitions of Island Waste Management Inc. ("Island Waste") and Norama Industries Inc. ("Norama") as well as increased landfill volumes in the quarter.
- Maintenance capital expenditures were $8.0 million compared to $2.0 million in 2005. Maintenance capital expenditures for 2006 are on track to reach a total of $21 million. Growth capital expenditures in the quarter were $17.1 million, compared to $5.5 million in 2005, and are expected to be on budget at $100 million for the year. Acquisition investments were $16.6 million.
- On August 1, Newalta acquired the operating assets of Quebec-based Norama for cash consideration of $10.8 million.
- On August 31, Newalta acquired the operating assets of Island Waste in St. John's Newfoundland for total consideration of $5.8 million consisting of $3.9 million in cash and $1.9 million in trust units.
- Subsequent to the quarter, on October 6, Newalta acquired the operating assets of the hazardous waste and cleaning division of Services Matrec ("Matrec") in Quebec from TransForce Income Fund for cash consideration of $31.8 million.
- Also subsequent to the quarter, on November 1, Newalta acquired the operating assets of Solutions Environnementales MPM ("MPM") located in Quebec, for cash consideration of $3.7 million.
- Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 0.68:1, working capital of 1.60:1 and unused capacity on the credit facilities of $153.5 million ($118.0 million including the Matrec and MPM acquisitions and net of $38.2 million in outstanding letters of credit), providing Newalta with the financial resources for continued profitable growth.

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data)	2006	2005	Three Months Ended September 30 (unaudited) % INCREASE (DECREASE)	2006	2005	Nine Months Ended September 30 (unaudited) % INCREASE
Revenue	**120,297**	65,901	83	**318,543**	161,423	97
Operating income	**24,846**	17,894	39	**60,682**	37,583	61
Net earnings	**20,136**	14,394	40	**60,209**	32,533	85
– per unit ($), basic	**0.55**	0.52	6	**1.73**	1.18	47
– per unit ($), diluted	**0.54**	0.51	6	**1.71**	1.16	47
– per unit ($) – continuing operations	**0.55**	0.52	6	**1.66**	1.18	41
– per unit ($) – discontinued operations	—	—	—	**0.05**	—	n/a
EBITDA[1]	**35,099**	23,711	48	**91,922**	53,488	72
Trailing 12 month EBITDA – continuing operations	—	—	—	**115,662**	67,020	73
Funds from operations[1]	**33,758**	22,945	47	**86,023**	51,485	67
– per unit ($)	**0.92**	0.83	11	**2.47**	1.87	32
– per unit ($) — continuing operations	**0.92**	0.83	11	**2.45**	1.87	31
– per unit ($) — discontinued operations	—	—	—	**0.02**	—	n/a
Maintenance capital expenditures	**7,969**	2,008	297	**16,142**	5,563	190
Cash available for growth and distributions[1]	**25,851**	21,760	19	**72,315**	46,820	54
– per unit ($)	**0.70**	0.79	(11)	**2.08**	1.70	22
– per unit ($) — continuing operations	**0.70**	0.79	(11)	**2.00**	1.70	18
Distributions declared	**20,405**	12,477	64	**55,463**	35,850	55
– per unit — ($)	**0.555**	0.45	23	**1.585**	1.30	22
Cash distributed[1]	**19,080**	10,839	76	**46,809**	30,526	53
Growth and acquisition capital expenditures	**33,680**	13,519	149	**202,381**	33,725	500
Weighted average units outstanding (000s)	**36,734**	27,716	33	**34,774**	27,544	26
Total units outstanding (000s)	**36,799**	27,754	33	**36,799**	27,754	33

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

> "EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is calculated as follows:

($000s)	Three Months Ended September 30, 2006	2005	Nine Months Ended September 30, 2006	2005
Net earnings	**20,136**	14,394	**60,209**	32,533
Add back:				
Current income taxes	**103**	150	**319**	450
Future income taxes	**4,607**	3,350	**1,811**	4,600
Interest expense	**1,378**	878	**5,241**	2,160
Depreciation and accretion	**8,875**	4,939	**24,342**	13,745
EBITDA	**35,099**	23,711	**91,922**	53,488

"Funds from operations" is used to assist management and investors in analyzing operating performance and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to funds from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is calculated from the consolidated statements of cash flows and is calculated as follows:

($000s)	Three Months Ended September 30, 2006	2005	Nine Months Ended September 30, 2006	2005
Cash from operations	**24,604**	16,373	**82,136**	47,008
Add back (deduct):				
Increase in working capital	**8,961**	6,572	**3,128**	4,437
Asset retirement costs incurred	**193**	—	**759**	40
FUNDS FROM OPERATIONS	**33,758**	22,945	**86,023**	51,485

"Cash available for growth and distributions" is used by management to supplement funds from operations as a measure of operating performance and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. Maintenance capital expenditures are not incurred evenly throughout the year. The reconciliation of cash available for growth and distributions is included in the Liquidity and Capital Resources section of the Management's Discussion and Analysis.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is defined as distributions declared during the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the Distribution Reinvestment Plan of the Fund (the "DRIP") during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to EBITDA, funds from operations, cash available for growth and distributions, cash distributed, net margin and return on capital throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and nine months ended September 30, 2006, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2005, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and nine months ended September 30, 2005.

Information for the three and nine months ended September 30, 2006, along with comparative information for 2005, is provided (other than related to the Eastern Industrial division which was established in 2006).

This Management's Discussion and Analysis is dated November 7, 2006 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

For the three and nine months ended September 30, 2006, Newalta made significant progress executing its national growth strategy with operations now expanded into Ontario, Quebec and Atlantic Canada. Newalta delivered strong financial performance for the quarter and year-to-date, consistent with management's expectations. Total revenue increased 83% and funds from operations improved 47% compared to the third quarter of 2005. For the first nine months of 2006, revenue was 97% higher and funds from operations increased by 67% compared to 2005. These results were achieved mainly through the performance from acquisitions completed in late 2005 and early 2006 as well as strong returns from growth capital investments. Performance was led by the Oilfield division ("Oilfield") which achieved a quarter-over-quarter improvement of 64% in revenue to $71.3 million and a 34% increase in net margin to $28.9 million. These results are attributable to growth in drill-site and on-site services as well as gains in waste processing and increased crude oil sales consistent with improved demand for services and strong industry activity levels. Eastern Industrial ("Eastern") delivered revenue and net margin from continuing operations of $24.8 million and $5.5 million for the quarter. The strong performance for the division was a result of contributions from the two acquisitions completed during the quarter in addition to higher landfill volumes. Western Industrial ("Western") experienced revenue growth of 32% and a 16% increase in net margin on a year-to-date basis as management continues to improve productivity and capitalize on its network of facilities and infrastructure.

Summary of accomplishments completed during the third quarter and year-to-date, including post-quarter transactions, include:

- The operating assets of Quebec-based Norama Industries Inc. ("Norama") were acquired on August 1, 2006 for cash consideration of $10.8 million. Norama has a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.
- On August 31, 2006, Newalta acquired the operating assets of Island Waste Management Inc. ("Island Waste") for total consideration of $5.8 million consisting of $3.9 million in cash and $1.9 million in trust units. Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies. The waste transfer facility is the only one permitted by

the province to handle a broad range of industrial wastes.

- On October 6, 2006, the Fund announced it acquired the operating assets of the hazardous waste and industrial cleaning division of Services Matrec Inc. ("Matrec") from TransForce Income Fund for $31.8 million in cash. These operations have a network of facilities throughout Quebec with 130 people and provide collection, treatment and disposal of industrial wastes; soil and water treatment services; and on-site industrial cleaning services.
- On November 1, 2006, the Fund acquired the operating assets of Solutions Environnementales MPM ("MPM") for cash consideration of $3.7 million. MPM provides environmental solutions and industrial waste management services to automotive and other industrial companies. MPM employs 17 people at facilities in St-Hubert and Quebec City, Quebec.
- Newalta is pursuing additional strategic acquisitions in Quebec and Atlantic Canada to expand its presence in these markets. With experienced management in place, Newalta is evaluating acquisition opportunities and has targeted the most attractive businesses consistent with this strategy.
- In the first nine months of 2006, Newalta had great success in recruiting staff to match its growth requirements, having recruited 400 people, of whom 69% were in Alberta.
- A total of $105 million was invested in growth projects and acquisitions in 2005. In 2006, the Fund committed total acquisition and growth capital investments of approximately $300 million, including the MPM, Matrec, Island Waste, Norama, Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. ("Treeline") and PSC Industrial Services Canada Inc. ("PSC Canada") acquisitions. This represents a total investment of more than $400 million over the two-year period. The weighted average return on capital on a trailing twelve-month basis is 27.0% compared to 24.4% for the comparable period in 2005. Investments and acquisitions completed over the past 12 months are clearly delivering strong returns.
- Newalta's credit facilities were amended at the end of June 2006 to increase the extendible term facility to $245 million (previously $165 million) and the operating facility was maintained at $35 million for total credit facilities of $280 million. Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 0.68:1, working capital ratio of 1.60:1 and unused capacity on the credit facilities of $153.5 million ($118.0 million including the Matrec and MPM acquisitions and net of $38.2 million in outstanding letters of credit) providing the Fund with the financial resources for continued profitable growth.

RESULTS OF OPERATIONS

Third quarter revenue increased $54.4 million, or 83%, to $120.3 million compared to $65.9 million in 2005. Revenue from the first nine months of 2006 grew $157.1 million, or 97%, to $318.5 million from $161.4 million in 2005. Of the year-to-date revenue growth, $80.9 million, or 51%, was generated from Oilfield, $58.9 million, or 37%, from the Eastern Industrial division and the remaining amount from Western Industrial. Business development activities in drill-site and on-site services as well as satellites and partnerships generated 75% of the revenue growth in Oilfield. EBITDA increased 48% to $35.1 million in the quarter and was up 72% to $91.9 million in the first nine months. Operating expenses, as a percentage of revenue, increased to 62% in the nine months ended September 30, 2006, compared to 56% in 2005 which is attributable to the change in business mix from recent acquisitions.

Funds from operations increased 47% to $33.8 million in the third quarter and 67% to $86.0 million on a year-to-date basis to September 30, 2006.

Cash available for growth and distributions increased 19% to $25.9 million, or $0.70 per unit, compared to $21.8 million, or $0.79 per unit, in 2005. Cash available for growth and distributions was impacted by a fourfold increase in maintenance capital expenditures in the quarter compared to the same period last year. Maintenance capital expenditures are not incurred evenly throughout the year and are dependent on factors which include seasonality and activity levels. Maintenance capital expenditures in the third quarter were $8.0 million compared to $2.0 million last year and are forecast to remain on target at $21.0 million for 2006. For the first nine months of 2006, cash available for growth and distributions increased 54% to $72.3 million, or $2.08 per unit, compared to $46.8 million, or $1.70 per unit, in 2005. Cash distributed as a percentage of cash available for growth and distributions for the third quarter was 74% compared with 50% in the same period of 2005. This increase was attributable to the rise in monthly distributions to $0.185 per unit per month in 2006 compared to $0.15 per unit per month in 2005, the 7.0 million units issued as a result of the March 2006 equity financing and higher level of maintenance expenditures in 2006. Cash distributed as a percentage of cash available for growth and distributions on a year-to-date basis remained constant at 65% for 2006 and 2005.

OILFIELD

The Oilfield division provides a broad range of services through a network of 29 facilities located in key crude oil and natural gas production areas in western Canada and with a diverse mix of mobile equipment and services. Services offered by our fixed facility network include waste processing, crude oil recovery, water recycling, custom treating, clean oil terminalling, water disposal, salt cavern disposal and landfills. Mobile services are categorized into on-site services and drill-site services. On-site services involve the mobilization of equipment, technology and people to process waste on customer production locations. Drill-site services include pre-drilling site assessments; drilling waste management; rig site equipment rentals, including solids control and drill cuttings systems; drilling fluid sales and service; post-drilling remediation; and well abandonments. On-site and drill-site activities are supported by the waste treatment and disposal options provided by Oilfield's network of fixed facilities.

In the quarter, approximately 36% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 9% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services.

Expansion of Newalta into industrial services in eastern Canada has diversified Newalta's services and reduced its exposure to commodity prices and drilling activity. This is clearly evident in the third quarter, as Oilfield accounted for approximately 50% of Newalta's total assets and generated 59% of Newalta's revenue and 77% of Newalta's combined net margin, compared to 61%, 66% and 86%, respectively, last year. The table below reflects Oilfield's results for the three and nine months ended September 30:

($000s)	**2006**	*Three Months Ended September 30,* 2005	% CHANGE	**2006**	*Nine Months Ended September 30,* 2005	% CHANGE
Revenue – external	**71,270**	43,446	64	**188,305**	107,381	75
Revenue – internal	**311**	348	(11)	**1,121**	626	79
Operating costs	**38,964**	19,006	105	**99,226**	49,747	99
Depreciation and accretion	**3,668**	3,195	15	**10,965**	8,272	33
Net margin	**28,949**	21,593	34	**79,235**	49,988	59
Net margin as % of revenue (%)	**41**	50	(18)	**42**	47	(11)
Maintenance capital	**4,285**	1,347	218	**8,480**	3,960	114
Growth capital	**5,631**	4,538	24	**19,377**	7,458	160

Oilfield revenue increased $27.8 million in the third quarter, of which approximately 75% came from new business initiatives in drill-site and on-site activities in addition to the development of satellites and partnerships. The remaining revenue improvement was attributable to gains in waste processing and increased crude oil sales consistent with improved demand for services and strong industry activity levels. Performance was partially offset by decreased natural gas prices which reduced activity levels in the latter portion of the quarter. Increased crude oil sales accounted for $0.9 million in incremental revenue or 3% of total Oilfield revenue growth on a stand-alone basis. Overall, the proportion of the division's revenue coming from crude oil sales has been reduced due to new business initiatives, particularly in drill-site services. Drill-site services made up approximately 30% of Oilfield's overall revenue in the third quarter and consist of the businesses acquired previously including the Treeline, GLP Group Inc. ("GLP") and WasteCo Environmental Services Ltd. ("WasteCo") acquisitions as well as its centrifuge rental business. These services, although generating lower margins as a percentage of revenue, have resulted in improved return on capital and allow the division to expand geographic reach and further expand its service to existing customers. As a percentage of revenue, third quarter net margin declined to 41% compared to 50% attributable to the drill-site business initiatives. However, on a trailing 12 months basis, net margin as a percentage of capital assets increased to 45% for the division compared to 36% for the comparable period in 2005.

Crude oil sales increased 17% to $6.3 million in the third quarter compared to $5.4 million last year. The total volume of crude oil recovered was 364,342 barrels compared to 331,043 barrels, a 10% increase. The volume of crude oil sold to Newalta's account was 93,224 barrels compared to 82,248 barrels in 2005, a 13% increase. The price per barrel sold for the quarter increased by 4% to an average price of Cdn $67.99 per barrel compared to an average price of Cdn $65.55 per barrel in 2005.

Maintenance capital expenditures increased by $2.9 million due to growth in the business, higher activity levels and increased equipment utilization compared with the prior year. Growth capital expenditures of $5.6 million in the quarter consisted primarily of productivity improvements at several facilities, drill-site waste management units and the addition of centrifuges.

Management's overall outlook for the division for the near-term is cautious due to the softening of drilling activity that may continue into 2007.

WESTERN INDUSTRIAL (FORMERLY INDUSTRIAL)

Western Industrial ("Western") through its network of 19 facilities collects liquid and semi-solid industrial wastes as well as automotive wastes,

including waste lubricating oil through a network of 18 facilities, and provides mobile on-site services throughout western Canada. Recovered materials are processed into resaleable products, including base oils, refinery feedstock, industrial fuels and carrier fluids, such as drilling oil. Western's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resaleable products are sold is generally a stable market as the volume of products, such as lube oil, is reasonably consistent year over year. Western accounted for 18% of Newalta's total assets and generated 20% of total revenue and 9% of Newalta's combined divisional net margin in the third quarter.

The table below reflects Western's results for the three and nine months ended September 30:

		Three Months Ended September 30,			*Nine Months Ended September 30,*	
($000s)	**2006**	2005	% CHANGE	**2006**	2005	% CHANGE
Revenue – external	**24,232**	22,455	8	**71,303**	54,042	32
Revenue – internal	**604**	(13)	4,746	**1,757**	16	10,881
Operating costs	**19,949**	17,040	17	**59,322**	41,941	41
Depreciation and accretion	**1,409**	1,332	6	**4,221**	3,940	7
Net margin	**3,478**	4,070	(15)	**9,517**	8,177	16
Net margin as % of revenue (%)	**14**	18	(22)	**13**	15	(13)
Maintenance capital	**502**	537	(7)	**1,985**	971	104
Growth capital	**1,762**	7	25,071	**3,929**	1,193	229

Revenue for the third quarter increased 8% to $24.2 million while net margin was 15% lower than the same period last year at $3.5 million. The decline in net margin was mainly attributable to lower event-based project work compared to the same period last year, resulting in lower sludge and wastewater volumes processed at the service facilities and in turn, lower utilization levels. The strategy for Western over the past two years has been to capture waste streams at their point of generation through expanding on-site and project work and then leverage the processing capabilities of the fixed facility network. The timing of project work is event-based and can cause the type of demand fluctuations, as experienced in the third quarter. The comparable quarter of 2005 was accentuated by two major on-site projects that directly generated $2.0 million in revenue; projects of similar magnitude did not materialize in the third quarter this year. Oil recycling revenue in the quarter was up 15% due to improved product pricing. Approximately 42% of the division's revenue in the quarter was derived from product sales compared to 39% in 2005, indicative of lower project revenue.

On a year-to-date basis, Western's increase in revenue is mainly attributable to increased sludge and wastewater volumes driven by growth in on-site and project work, the expansion of transportation capabilities and improved product pricing. On a trailing twelve-month basis, net margin as a percentage of the division's capital assets was 13% compared to 12% for the previous comparable period.

Western is expected to deliver improved returns as additional productivity gains are realized and services are expanded. The division is well-positioned to exploit the competitive advantages of experienced management, a high quality fixed facility network and infrastructure coupled with a broad service offering.

EASTERN INDUSTRIAL (FORMERLY CENTRAL)

Eastern Industrial ("Eastern") is a new division that was created upon the acquisition of PSC Canada in January 2006 with operations in Ontario and the subsequent expansion into Quebec and Atlantic Canada. Eastern provides industrial waste management and other environmental services to markets located in Eastern Canada through its integrated network of high quality assets. This network features an engineered non-hazardous solid waste landfill that handles approximately 500,000 tonnes of waste per year and based on current volumes has an estimated remaining life of 17 years. The division's network also includes industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and on-site handling; and an emergency response service. Eastern's performance is impacted by the general state of the economy in Eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the manufacturing and automotive sectors. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste, scarce landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has helped to diversify Newalta's services and reduce exposure to commodity prices and drilling activity, thereby promoting greater stability of funds from operations and, therefore distributions to unitholders. In the third quarter, Eastern accounted for approximately 27% of Newalta's total assets and generated 21% of Newalta's total revenue and 15% of Newalta's combined net margin.

($000s)	*Three Months Ended September 30,* **2006**	*Nine Months Ended September 30,* **2006**
Revenue – external	**24,795**	**58,935**
Revenue – internal	**—**	**—**
Operating costs	**16,018**	**41,228**
Depreciation and accretion	**3,274**	**7,721**
Net margin	**5,503**	**9,986**
Net margin as % of revenue (%)	**22**	**17**
Net margin from discontinued operations	**—**	**1,657**
Maintenance capital	**3,077**	**5,160**
Growth capital	**5,880**	**8,450**

Strong contribution was received from the Norama and Island Waste acquisitions in the quarter as these acquisitions generated 16% of the division's revenue. Performance of the base business of Eastern was consistent with management's expectations. Landfill revenue was up 68% in the third quarter compared with the same period in 2005 due to higher volumes. This growth was partially offset by planned down-time at Ontario service centres for the execution of strategic growth capital. Vehicle utilization decreased slightly to 43% compared to 48% in 2005. Year-to-date utilization is flat compared to last year.

With the integration efforts for the PSC Canada acquisition substantially complete, management is now focused on completion of the 2006 growth capital program, adding management and building infrastructure for future growth and the integration of new acquisitions.

The Norama and Island Waste acquisitions were completed during the third quarter for a total cost of $16.6 million. These acquisitions added 4 key facilities, a total of 117 experienced personnel and 45 high and low pressure industrial cleaning trucks, vacuum trucks and trailers. Subsequent to the end of the third quarter on October 6, 2006, Newalta acquired the hazardous waste and industrial cleaning division of

Matrec from TransForce Income Fund for $31.8 million in cash. These operations have a network of facilities throughout Quebec with 130 people and provide collection, treatment and disposal of industrial wastes; soil and water treatment services; and on-site industrial cleaning services.

The non-strategic in-plant industrial cleaning service operation in Ontario was sold on May 31, 2006 for $3.5 million. A $1.2 million gain (net of tax) was recorded on disposal. Revenue from the discontinued operation was $5.4 million for the first nine months of 2006.

Capital spending in 2006 continues to concentrate on facility improvements, productivity and efficiency increases and service expansion. These investments will ensure the division has the assets to provide a strong platform for growth in 2007. The execution of the 2006 growth capital program is on schedule.

The outlook for Eastern remains positive. The integration of the recent Quebec and Atlantic Canada acquisitions are underway and the division enters the fourth quarter of 2006 with approximately 500 people operating 22 facilities in Ontario, Quebec and Atlantic Canada. Management's priorities are capturing growth and improving returns at all facilities as well as the timely execution of capital projects for internal growth. Newalta is pursuing additional acquisitions to bolster the business in these markets.

CORPORATE AND OTHER

	Three Months Ended September 30,			*Nine Months Ended September 30,*		
($000s)	**2006**	2005	% CHANGE	**2006**	2005	% CHANGE
Selling, general and administrative expenses	**11,182**	6,479	73	**31,380**	16,889	86
– as a % of revenue (%)	**9.3**	9.8	(5)	**9.9**	10.5	(6)
Depreciation and accretion	**8,875**	4,939	80	**24,342**	13,745	77
– as a % of revenue (%)	**7.4**	7.5	(1)	**7.6**	8.5	(11)
Interest expense	**1,378**	878	57	**5,241**	2,160	143
Average debt level	**76,467**	59,432	29	**96,688**	49,958	94
Effective interest rate (%)	**7.2**	6.0	20	**5.4**	4.3	26

The increase in selling, general and administrative ("SG&A") costs was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A costs associated with the acquisitions completed over the past year. Management's objective for SG&A is to maintain these expenses at 10%, or less, of revenue. Both the quarter and year-to-date results for SG&A are consistent with this objective.

Increased depreciation was attributable to recent acquisitions and growth capital expenditures. The decrease, as a percentage of revenue, is attributable to the change in the business mix arising from recent growth capital investments and acquisitions.

The increase in interest expense was mainly the result of higher average debt levels in both the quarter and first nine months of 2006 compared to 2005 coupled with higher interest rates. The increase in the effective interest rate is due to increased credit facility standby fees and facility renegotiation costs. Excluding these costs, the effective interest rate for the third quarter was 6.2%. The average Bank of Canada rate for the nine months ended September 30, 2006 increased to 4.5% (6% for the prime business rate), a 53% increase (34% for the prime business rate) over

the same period in 2005. Newalta pays interest based on the prime rate set by its lender (which is based on the Bank of Canada rate) plus a percentage that may vary from zero to two percent depending on the long term debt to EBITDA ratio of Newalta as defined in the credit facility agreement. At September 30, 2006, long term debt was $88.3 million compared with $107.4 million at December 31, 2005. The decrease in long term debt was mainly due to the equity financing that was completed in March 2006 where the Fund issued 7.0 million trust units at $28.00 per unit for net proceeds of $185.7 million.

A current tax expense of $0.1 million was recorded in the quarter compared to current income tax expense of $0.2 million in 2005. The lower expense is due to the elimination of Federal Large Corporation Taxes effective January 1, 2006. Current tax expense in 2005 was related to Large Corporation Taxes and provincial capital taxes. Based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes until 2007 at the earliest, with the exception of provincial capital taxes. Future income tax expense year-to-date decreased by $2.8 million to $1.8 million compared to an expense of $4.6 million in 2005. The decrease was attributable to the reduction in substantially enacted future provincial and federal income tax rates which were partially offset by future tax expense related to an increase in earnings in the current year.

On October 31, 2006, the Minister of Finance (Canada) announced certain proposals which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and limited partnerships, and will result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, the Fund would not be subject to these proposed measures until January 2011. Under the proposal, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011. Management is currently reviewing the effects the proposed measures may have on the future operations of Newalta. An estimate of the possible financial impact has not been made at this time and is subject to the release and enactment of the detailed legislation relating to the proposed measures. In addition, management is still pursuing an advance tax ruling in respect of the previously announced internal reorganization and is reviewing the effect the proposed measures may have on the internal reorganization if the advance tax ruling is obtained.

Management uses operating income as an indicator of the net investment performance of the Fund. For the third quarter of 2006, operating income increased by 39% to $24.8 million from $17.9 million in the third quarter of last year. On a year-to-date basis operating income has increased to $60.7 million from $37.6 million; a 61% increase. For the third quarter of 2006, operating income, as a percentage of revenue, was 21% compared to 27% of the same period in 2005. The decrease was attributable to higher interest expense and changes in the business mix due to recent acquisitions and growth capital investments.

As at November 6, 2006, the Fund had 36,814,847 trust units outstanding and outstanding rights to acquire up to 2,010,250 trust units.

File No. 82-34834

SUMMARY OF QUARTERLY RESULTS

	2006			2005				2004
($000s except per unit data) (unaudited)	Q3	Q2	Q1[1]	Q4	Q3	Q2	Q1	Q4
Revenue	**120,297**	96,082	102,164	86,663	65,900	47,037	48,487	49,339
Operating income	**24,846**	14,363	21,473	18,862	17,894	8,674	11,015	8,941
Net earnings	**20,136**	22,685	17,388	14,445	14,394	8,344	9,795	8,364
– *Continuing* Operations	**20,136**	21,213	17,203	14,445	14,394	8,344	9,795	8,364
– Discontinued Operations	—	1,472	185	—	—	—	—	—
Earnings per unit ($)	**0.55**	0.62	0.56	0.51	0.52	0.30	0.36	0.31
– Continuing Operations	**0.55**	0.58	0.55	0.51	0.52	0.30	0.36	0.31
– Discontinued Operations	—	0.04	0.01	—	—	—	—	—
Diluted earnings per unit ($)	**0.54**	0.61	0.54	0.50	0.51	0.30	0.35	0.30
– Continuing Operations	**0.54**	0.57	0.53	0.50	0.51	0.30	0.35	0.30
– Discontinued Operations	—	0.04	0.01	—	—	—	—	—
Weighted average units – basic	**36,734**	36,381	31,291	28,597	27,716	27,574	27,343	27,265
Weighted average units – diluted	**37,279**	36,646	31,917	29,066	28,190	28,028	27,910	27,866

[1] The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance from 2004 to Q2 2005 was relatively consistent with seasonal variation as described below. The increases in revenue, operating income and net earnings in Q3 and Q4 of 2005 were driven primarily by growth in the Oilfield division. Two-thirds of the revenue growth in Oilfield was attributable to the acquisitions of GLP and WasteCo and the growth in on-site services, satellites and partnerships consistent with the investments in these services in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for services which led to increases in waste processing volumes and higher crude oil sales. In the latter portion of 2005, operating income declined as a percentage of revenue mostly due to changes in the business mix from expansion of drill-site services.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in the Oilfield division as well as the acquisition of PSC Canada forming the new Eastern division. The PSC Canada acquisition has added approximately $17 million in revenue each quarter. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the Oilfield market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by a $6.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. The increase in the weighted average number of trust units in the same quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

SEASONALITY OF OPERATIONS

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for Western and Eastern. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling

activities and consequently, the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all divisions due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and has ranged from 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue also averages approximately 27% and has ranged from 24% to 30%. In 2005, quarterly revenue as a percentage of total year-end revenue was 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

Cash available for growth and distributions is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2006, maintenance capital expenditures are expected to be incurred at approximately 10% in the first quarter, 30% in the second quarter, 40% in the third quarter and 20% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

In the third quarter, funds from operations increased 47% to $33.8 million, or $0.92 per unit, compared to $22.9 million, or $0.83 per unit, in 2005. For the first nine months of 2006, funds from operations were $86.0 million, an increase of 67% over the $51.5 million in funds from operations in 2005. The increase in funds from operations was due to the Fund's strong financial performance.

In the third quarter, $6.7 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($millions)	*Three Months Ended September 30,* 2006	2005	*Nine Months Ended September 30,* 2006	2005
Cash flow from operations	**24.6**	16.4	**82.1**	47.0
Increase in working capital	**9.0**	6.5	**3.1**	4.4
Asset retirement costs incurred	**0.2**	—	**0.8**	0.1
Funds from operations (A)	**33.8**	22.9	**86.0**	51.5
Maintenance capital	**(8.0)**	(2.0)	**(16.1)**	(5.6)
Asset retirement costs incurred	**(0.2)**	—	**(0.8)**	—
Proceeds on sale of capital assets	**0.1**	0.8	**0.4**	0.9
Proceeds on disposal of discontinued operations	**0.1**	—	**2.8**	—
Cash available for growth and distributions (B)	**25.8**	21.7	**72.3**	46.8
Cash distributed (C)	**(19.1)**	(10.8)	**(46.8)**	(30.5)
Excess cash	**6.7**	10.9	**25.5**	16.3
(C) / (A) =	**57%**	47%	**54%**	59%
(C) / (B) =	**74%**	50%	**65%**	65%

In light of the strong profitable growth and healthy market conditions, monthly distributions were increased in May 2006 by 12% to $0.185 per unit or $2.22 per year. The ratio of cash distributed as a percentage of cash available for growth and distributions in the third quarter was 74% compared with 50% in the same period last year. The reason for

the increase in this ratio is due the increase in monthly distributions ($0.185 per unit per month in 2006 compared to $0.15 per unit per month in 2005), the 7.0 million units issued as a result of the March 2006 equity financing as well as a fourfold increase in maintenance capital expenditures in the quarter compared to the same period last year. Maintenance capital expenditures in the third quarter were $8.0 million compared to $2.0 million last year and are expected to remain on target at $21.0 million in total for 2006. The $6.0 million increase was attributable to $3.0 million expended in the Eastern division and $2.9 million of additional expenditure in Oilfield due to higher demand and equipment utilization. For the first nine months, cash distributed as a percentage of cash available for growth and distributions was consistent with the same period in 2005 at 65%. Distributions and maintenance capital are funded through funds from operations and the proceeds of the DRIP.

Total capital expenditures for the current year and comparative periods are summarized as follows:

($millions)	*Three Months Ended September 30,* **2006**	2005	*Nine Months Ended September 30,* **2006**	2005
Growth capital	**17.1**	5.5	**41.9**	13.6
Acquisitions	**16.6**	8.0	**160.5**	20.1
Total growth capital and acquisitions	**33.7**	13.5	**202.4**	33.7
Maintenance capital	**8.0**	2.0	**16.1**	5.6
Total acquisitions and capital expenditures	**41.7**	15.5	**218.5**	39.3

Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional drill-site waste management units, additional centrifuges and investments in information technology and infrastructure. A total of $100.0 million in growth capital investments has been budgeted for 2006. The 2006 growth capital program includes $12.5 million in corporate investments that primarily relate to a new information technology system being implemented to support the continued growth of Newalta. The remaining $87.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Oilfield, Western and Eastern. Growth expenditures will be funded partially from retained cash and the credit facility of the Corporation.

In the third quarter, Newalta's acquisition expenditures related to the acquisition of the operating assets of Norama and Island Waste. These acquisitions provide a strong foothold for expansion into the Quebec and Atlantic markets consistent with Newalta's strategy to expand across Canada. These acquisitions were completed for a total cost of $16.6 million comprised of $14.7 million in cash and $1.9 million in trust units of the Fund. The cash portion was financed through the credit facility.

Subsequent to the end of the third quarter on October 6, 2006, Newalta acquired the operating assets of the hazardous waste and industrial cleaning division of Matrec from TransForce Income Fund for $31.8 million in cash. On November 1, 2006, Newalta acquired the operating assets of Solutions Environnementales MPM ("MPM") for total consideration of $3.7 million. These operations have a network of facilities throughout Quebec with 17 people and provide collection, treatment and disposal of industrial wastes; soil and water treatment services; and on-site industrial cleaning services.

On a year-to-date basis, expenditures on acquisitions also include the acquisition of PSC Canada which was completed for $120.4 million (including acquisition costs and working capital adjustments) on January 6, 2006. This acquisition was initially funded through the credit facility and a $70 million non-revolving 180-day term facility. On March 3, 2006, Newalta issued 7.0 million trust units for gross proceeds of $196.0 million ($185.7 million net) which were used to repay in full the $70 million term facility and the balance was applied to

outstanding indebtedness under Newalta's credit facility. On June 1, 2006, Newalta acquired all of the outstanding shares of Treeline for $23.5 million. Treeline provides complementary services to Oilfield's existing services and further enhances the range of services that Newalta can provide to its customers. The acquisition was funded through Newalta's extendible term credit facility. Treeline had approximately $4.9 million in net working capital and $4.5 million in debt owing to its bank, shareholders and related companies. All of the debt was repaid immediately upon acquisition by Newalta.

Newalta's credit facility agreement was extended to June 29, 2007 pursuant to the annual review completed as of June 30, 2006. The amended credit facility includes a $35.0 million operating facility for working capital requirements (consistent with the previous agreement) and a $245.0 million (previously $165.0 million) extendible term credit facility to fund growth capital, acquisition expenditures and letters of credit. The operating and term credit facilities are subject to an annual review and extension. An extension is anticipated, however, if an extension is not granted, principal repayments would not begin until May 2008 on the operating facility and August 2008 on the extendible term facility.

Newalta is required to post either a letter of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be cashed unless Newalta were to default on its obligation to restore the lands to a condition acceptable by these authorities. At September 30, 2006, letters of credit and bonds provided as financial security to third parties totalled $46.2 million. Of this amount $38.2 million is committed on the Corporation's credit facility which provides for $55.0 million in letters of credit. Bonds are not required to be offset against the borrowing amount available under the credit facility.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the financial ratio covenants under the credit facility as reflected in the table below:

RATIO	*September 30,* 2006	THRESHOLD
Current Ratio[1]	1.60:1	1.20:1 minimum
Funded Debt to EBITDA[2]	0.68:1	2.25:1 maximum
Total Debt Service Coverage Ratio[3]	5.89:1	1.00:1 minimum

[1] Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long term debt and capital leases outstanding, if any).

[2] Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

[3] Total Debt Service Coverage Ratio means, on a consolidated basis for the six most recently completed quarters, the ratio of (i) EBITDA minus capital expenditures which exceed the net proceeds of trust units issued for the period, distributions paid to unitholders of the Fund and cash taxes paid to (ii) the aggregate of all scheduled principal payments, all payments required under capital leases and interest expense for such period.

At September 30, 2006, Newalta had working capital of $47.2 million compared to $35.9 million at June 30, 2006 and $27.3 million at December 31, 2005. The increase in working capital from December 31, 2005 is due to the PSC Canada and Treeline acquisitions completed in the current year. At current activity levels, working capital of $47.2 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the

business. The credit risks associated with accounts receivable are viewed as normal for the industry.

The daily average trading volumes for Trust Units of the Fund were 79,298 per day for the three months ended September 30, 2006 and 98,268 units per day for the nine month period. The weighted average traded unit price during the three months ended September 30, 2006 was $31.85 and the closing price on September 30, 2006 and November 6, 2006 was $31.98 and $27.08, respectively.

The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the third quarter, a total of $1.3 million was reinvested by unitholders under the DRIP, resulting in Newalta issuing 42,532 trust units. For the same period in 2005, unitholder participation resulted in a total reinvestment of $1.6 million through the issuance of 73,696 trust units. For the nine months ended September 30, 2006, total reinvestment under the DRIP was $6.6 million with an issuance of 234,776 trust units compared to $4.6 million and an issuance of 208,298 trust units in 2005.

During the nine month period ended September 30, 2006, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2005, with the exception of the repayments and renewal of Newalta's outstanding credit facility and the following office lease obligations entered into as a result of growth in the business:

	2007	2008	2009	2010	2011	THEREAFTER	TOTAL
Office leases[1]	2,666	5,031	5,042	5,042	5,042	28,573	51,396

[1] Office lease obligations relate to a commitment for office space in a new office building currently under construction. The above amounts do not include the expected reduction to existing lease obligations as a result of entering into proposed sub-lease arrangements.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three and nine month periods ended September 30, 2006 were $0.1 million and $0.7 million respectively ($0.1 million and $0.3 million for the same periods in 2005).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter and nine months ended September 30, 2006 were $0.2 million and $1.1 million respectively ($9 thousand and $0.5 million for the same periods in 2005).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment

decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7032.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. Other than additional asset retirement obligations assumed as a result of acquisitions, there have been no significant changes in the estimates used to prepare the asset retirement obligation in the first nine months of 2006 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2005.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management does not see any impairment in the goodwill balance recorded.

Year-to-date changes to goodwill relate to current year acquisitions (see Note 3 to the Consolidated Financial Statements for the Three and Nine Months ended September 30, 2006) and the disposition of the industrial on-site cleaning service operation (see Note 4 to the unaudited Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2006).

DEPRECIATION AND AMORTIZATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Estimates for the first nine months of 2006 are consistent with those disclosed in the Management Discussion and Analysis for the year ended December 31, 2005 except as disclosed in the paragraph below.

Landfill assets represent the cost of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs. The cost of landfill assets, together with projected landfill construction and development costs for permitted capacity, is amortized on a per unit basis as landfill airspace is consumed. Management annually updates landfill capacity estimates, based on survey information provided by independent engineers, and projected landfill construction and development costs. The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7032.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	**September 30, 2006**	December 31, 2005
ASSETS		
Current assets		
Accounts receivable	**108,585**	71,305
Inventories	**9,911**	8,478
Prepaid expenses and other assets	**6,297**	2,211
Future income tax	**800**	834
	125,593	82,828
Capital assets	**463,410**	324,946
Intangibles	**41,091**	6,030
Notes receivable	**1,236**	1,355
Goodwill (Notes 3, 4)	**76,983**	35,312
Deferred costs (Note 5)	**—**	7,175
	708,313	457,646
LIABILITIES		
Current liabilities		
Accounts payable	**71,563**	50,732
Distributions payable	**6,808**	4,794
	78,371	55,526
Long-term debt (Note 6)	**88,313**	107,369
Future income taxes (Note 13)	**73,165**	47,179
Asset retirement obligations (Note 11)	**18,458**	5,468
	258,307	215,542
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 7)	**391,612**	188,761
Contributed surplus	**1,422**	1,117
Accumulated earnings	**56,972**	52,226
	450,006	242,104
	708,313	457,646

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($000s except per unit data) (unaudited)	*For the Three Months Ended September 30* **2006**	2005	*For the Nine Months Ended September 30* **2006**	2005
Revenue	**120,297**	65,901	**318,543**	161,423
Expenses				
Operating	**74,016**	35,711	**196,898**	91,046
Selling, general and administrative	**11,182**	6,479	**31,380**	16,889
Interest	**1,378**	878	**5,241**	2,160
Depreciation and accretion	**8,875**	4,939	**24,342**	13,745
	95,451	48,007	**257,861**	123,840
Operating income	**24,846**	17,894	**60,682**	37,583
Provisions for income taxes				
Current	**103**	150	**319**	450
Future (Note 13)	**4,607**	3,350	**1,811**	4,600
	4,710	3,500	**2,130**	5,050
Net earnings from continuing operations	**20,136**	14,394	**58,552**	32,533
Earnings from discontinued operations (Note 4)	**—**	—	**1,657**	—
Net earnings	**20,136**	14,394	**60,209**	32,533
Accumulated earnings, beginning of period, as reported	**57,241**	49,616	**52,226**	54,850
Distributions	**(20,405)**	(12,477)	**(55,463)**	(35,850)
Accumulated earnings, end of period	**56,972**	51,533	**56,972**	51,533
Earnings per unit from continuing operations (Note 9)	**0.55**	0.52	**1.68**	1.18
Earnings per unit from discontinued operations (Note 9)	**—**	—	**0.05**	—
Earnings per unit	**0.55**	0.52	**1.73**	1.18
Diluted earnings per unit from continuing operations (Note 9)	**0.54**	0.51	**1.66**	1.16
Diluted earnings per unit from discontinued operations (Note 9)	**—**	—	**0.05**	—
Diluted earnings per unit	**0.54**	0.51	**1.71**	1.16

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	For the Three Months Ended September 30 2006	2005	For the Nine Months Ended September 30 2006	2005
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings from continuing operations	**20,136**	14,394	**58,552**	32,533
Items not requiring cash:				
Depreciation and accretion	**8,875**	4,939	**24,342**	13,745
Future income taxes	**4,607**	3,350	**1,811**	4,600
Amortization of lease inducements	**1**	86	**17**	202
Stock compensation expense	**139**	176	**490**	405
Funds from continuing operations	**33,758**	22,945	**85,212**	51,485
Funds from discontinued operations (Note 4)	**—**	—	**811**	—
Decrease (increase) in non-cash working capital	**(8,961)**	(6,572)	**(3,128)**	(4,437)
Asset retirement costs incurred	**(193)**	—	**(759)**	(40)
	24,604	16,373	**82,136**	47,008
INVESTING ACTIVITIES				
Additions to capital assets	**(25,009)**	(7,538)	**(57,982)**	(19,172)
Net proceeds on sale of capital assets	**120**	823	**388**	938
Acquisitions (Note 3)	**(14,738)**	(7,989)	**(149,373)**	(20,116)
Decrease (increase) in non-cash working capital	**407**	469	**(1,488)**	(4,204)
Proceeds on disposal of discontinued operations	**135**	—	**2,807**	—
	(39,085)	(14,235)	**(205,648)**	(42,554)
FINANCING ACTIVITIES				
Issuance of units	**474**	48	**189,125**	2,065
Increase (decrease) in debt	**32,968**	8,653	**(19,056)**	24,007
Decrease in notes receivable	**119**	—	**252**	—
Distributions to unitholders	**(19,080)**	(10,839)	**(46,809)**	(30,526)
	14,481	(2,138)	**123,512**	(4,454)
Net cash inflow	**—**	—	**—**	—
Cash – beginning of period	**—**	—	**—**	—
Cash – end of period	**—**	—	**—**	—
Supplementary information:				
Interest paid	**1,483**	1,343	**5,053**	2,357
Income taxes paid	**299**	79	**4,400**	375

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
($000S EXCEPT PER UNIT DATA) (UNAUDITED)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

1) BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of the Fund, its wholly-owned subsidiaries and its proportionate 49% share in a joint venture partnership (refer to Note 3a). The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2005 as contained in the Annual Report for fiscal 2005.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2005 except as noted in the following paragraphs.

LANDFILL ASSETS

Landfill assets represent the cost of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs.

The cost of landfill assets, together with projected landfill construction and development costs for permitted capacity, is amortized on a per unit basis as landfill airspace is consumed. Management annually updates landfill capacity estimates, based on survey information provided by independent engineers, and projected landfill construction and development costs. The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

JOINT VENTURE AND PARTNERSHIP ACCOUNTING

During the year, the Fund acquired an interest in a partnership that provides certain waste management and environmental services in Labrador. The partnership is a joint venture therefore the consolidated financial statements only reflect the Fund's proportionate share of the partnership.

USE OF ESTIMATES AND ASSUMPTIONS

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended September 30, 2006 and 2005.

2) SEASONALITY OF OPERATIONS

The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Western Industrial and Eastern Industrial segments. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and has ranged from 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and has ranged from 24% to 30%. In 2005, quarterly revenue as a percentage of total year-end revenue was 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

3) ACQUISITIONS (NOTE 16)

a) On January 6, 2006 the Fund, through a wholly-owned subsidiary, acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 15. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed is shown below.

On June 1, 2006 (effective May 1, 2006), the Fund acquired all the issued and outstanding shares of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd (collectively, "Treeline"). The two companies manage waste handling and abandonment operations for oil producers and drillers. The business activities are complementary to the Oilfield segment and the consolidated results are included from the closing date, June 1, 2006.

The operating assets of Quebec-based Norama Industries Inc. ("Norama") were acquired on August 1, 2006 for cash consideration of $10.8 million. Norama added to the Eastern Industrial (formerly Central) segment, a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

On August 31, 2006, the Eastern Industrial segment of Newalta acquired all of the operating assets of Island Waste Management Inc. ("Island Waste") including a 49% partnership interest in the Labrador Innu Waste Management Partnership for $5.8 million. Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	JANUARY 6, 2006	JUNE 1, 2006	AUGUST 1, 2006	AUGUST 31, 2006	TOTAL
Equity issued	—	5,000	—	1,900	**6,900**
Debt acquired and paid	—	4,520	—	—	**4,520**
Deferred costs — paid in 2005	7,175	—	—	—	**7,175**
Holdback payable	—	3,272	—	—	**3,272**
Cash paid in 2006	113,230	10,700	10,842	3,898	**138,670**
Total consideration	120,405	23,492	10,842	5,798	**160,537**
Net working capital	9,164	4,883	(50)	(20)	**13,977**
Capital assets:					
Land	3,643	—	614	464	**4,721**
Plant & equipment	22,337	211	3,946	200	**26,694**
Landfill	71,187	—	—	—	**71,187**
Intangibles	34,600	—	720	1,367	**36,687**
Goodwill	15,239	18,398	5,700	3,825	**43,162**
Future income tax	(23,274)	—	—	—	**(23,274)**
Asset retirement obligations	(12,491)	—	(88)	(38)	**(12,617)**
	120,405	23,492	10,842	5,798	**160,537**

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to change, as management obtains further information. The purchase price of Treeline was reduced by $2,911 in the third quarter of 2006 as a result of a purchase price adjustment related to working capital.

b) On March 1, 2005 the Corporation acquired an oilfield facility in Greencourt, Alberta. On April 15, 2005 the Corporation acquired an oilfield facility near Plover Lake, Saskatchewan. On August 1, 2005 substantially all of the assets of an oilfield and industrial waste management company were acquired. The amount of the consideration paid and the fair value of the assets received were:

	MARCH 1, 2005	APRIL 15, 2005	AUGUST 1, 2005	TOTAL
Total cash consideration	8,096	4,107	7,913	20,116
Plant and equipment	7,162	4,308	6,334	17,804
Intangibles	1,000	—	500	1,500
Net working capital	—	—	1,159	1,159
Asset retirement obligations	(66)	(201)	(80)	(347)
Total	8,096	4,107	7,913	20,116

4) DISCONTINUED OPERATIONS

On May 31, 2006, the Corporation disposed of an industrial on-site cleaning services operation. This business unit was sold for total proceeds of $3,472 consisting of $2,672 in cash and an $800 non-interest bearing promissory note. The note receivable has been valued on the balance sheet at its net present value of $748. The note is repayable in equally quarterly instalments of $135 until May 31, 2007 and the balance of the note is due on June 30, 2007 or in equal quarterly instalments of $130 until November 30, 2007 with interest if certain conditions

are not met. This business unit was originally acquired in the PSC Canada acquisition and therefore no restatement of the prior year is necessary. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1.5 million. The following table sets forth the results of operations, excluding selling, general and administration costs and divisional administration costs associated with the business unit sold for the three and nine months ended September 30, 2006:

	SEPTEMBER 30, 2006	
	Three months ended	*Nine months ended*
Revenue	—	**5,408**
Operating expenses	—	**4,597**
	—	**811**
Depreciation and accretion	—	**21**
Future income tax	—	**284**
Gain on disposition (net of tax)	—	**(1,151)**
Earnings from discontinued operations	—	**1,657**

5) DEFERRED COSTS

Deferred costs consisted of costs directly related to the acquisition of the shares of PSC Canada. That acquisition closed on January 6, 2006 and is described in Note 3 (a).

6) LONG-TERM DEBT

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Extendible operating term facility	**13,313**	2,369
Extendible term facility	**75,000**	105,000
	88,313	107,369

Effective June 29, 2006, the Corporation secured an amendment to its amended and restated credit facility which provided for a $35,000 extendible operating term facility and a $245,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation and its subsidiary NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.0% to 1.75%. The extendible term facility and the non-revolving term facility bear interest at the lenders' prime rate plus 0.0% to 1.2%, or at the BA rate plus 1.1% to 2.0% depending on certain criteria. At June 30, 2006, the operating facility bore interest at the lenders' prime rate, or at the BA rate plus 1.0%. The extendible term facility bore interest at the lenders' prime rate, or at the BA rate plus 1.1%. The operating and the term facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on June 29, 2007. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

7) UNITHOLDERS' CAPITAL

Authorized capital of the Fund consists of a single class of an unlimited number of trust units.

The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	UNITS (#)	AMOUNT ($)
Units outstanding as at December 31, 2004	27,294	154,170
Units issued for acquisition	1,168	24,000
Contributed surplus on rights exercised	—	1,109
Rights exercised	257	2,122
Units issued under the DRIP	336	7,360
Units outstanding as at December 31, 2005	29,055	188,761
Units issued	7,000	185,723
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	—	186
Rights exercised	294	3,402
Units issued under the DRIP	235	6,640
Units outstanding as at September 30, 2006	36,799	391,612

On August 31, 2006 the Fund issued 59,273 units to fund the acquisition of assets from Island Waste. On June 1, 2006, the Fund issued 156,250 units to fund an acquisition (Note 3(a)).

On March 3, 2006, the Fund issued 7,000,000 units under a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,723.

8) RIGHTS TO ACQUIRE TRUST UNITS

a) The 2006 Trust Unit Rights Incentive Plan

On May 19, 2006 a total of 652,500 rights were granted to certain directors, officers, and employees of the Corporation. The rights were granted at the market price of $32.38 per unit. On September 22, 2006 a further 67,500 rights were issued at an exercise price of $31.90 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund, or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Trust Unit Rights Incentive Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights resulted in a reversal of the previously recognized $4 expense during the three and nine months ended September 30, 2006 (nil in 2005).

b) The 2003 Trust Unit Rights Incentive Plan

On January 5, 2006, rights to acquire up to 110,000 units were granted to certain employees of the Corporation and NISI at the market price of $29.15 per unit and valued on the date of issuance at $2.72 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.8%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 24.59%.

For the nine months ended September 30, 2006, directors, officers, and employees of the Corporation exercised rights to acquire 293,650 units for $3,402, pursuant to the 2003 Trust Unit Rights Incentive Plan.

9) EARNINGS PER UNIT

Basic per unit calculations for the three and nine months ended September 30, 2006 and 2005 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and nine months ended September 30, 2006 were 705,000 (400,000 for the same periods in 2005).

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Weighted average number of units	**36,734**	27,716	**34,774**	27,544
Net additional units if rights exercised	**545**	474	**526**	468
Diluted weighted average number of units	**37,279**	28,190	**35,300**	28,012

10) UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Unitholder distributions declared	**20,405**	12,477	**55,463**	35,850
– per unit – $	**0.555**	0.450	**1.585**	1.300
Unitholder distributions – paid in cash	**19,080**	10,839	**46,809**	30,526
Unitholder distributions – value paid in units	**1,296**	1,627	**6,640**	4,572
– paid in cash – per unit $	**0.520**	0.392	**1.388**	1.131
– issued units – per unit $	**0.035**	0.058	**0.177**	0.169

11) RECONCILIATION OF ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $18,458 ($5,468 at December 31, 2005). Cash expenditures to fulfill these obligations will be incurred over the next 300 years, with the majority of the costs being incurred in the years 2045 to 2105. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligations.

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	**2006**	2005
Asset retirement obligations, beginning of period	**18,147**	5,320	**5,468**	4,875
Additional retirement obligations added through acquisitions	**126**	80	**12,617**	347
Costs incurred to fulfill obligations	**(193)**	—	**(759)**	(40)
Accretion	**378**	111	**1,132**	329
Asset retirement obligations, end of period	**18,458**	5,511	**18,458**	5,511

12) TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three and nine month periods ended September 30, 2006 were $112 and $700 respectively ($67 and $290 for the same periods in 2005).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter and nine months ended September 30, 2006 were $200 and $1,100 respectively ($9 and $500 for the same periods in 2005).

These transactions were incurred during the normal course of operations on similar terms and conditions to

those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13) INCOME TAXES

During the second quarter the Alberta and Saskatchewan provincial income tax rates were reduced, and the Federal Large Corporation Tax was eliminated effective January 1, 2006. The effect of the reduction in provincial and federal income tax rates was a decrease to both future income tax expense and future income tax liability of $8,650. (See Note 16)

14) COMMITMENTS

i) Contractual Commitments

During the year, the Fund has added the following lease commitment in addition to the commitments in place at December 31, 2005:

	2007	2008	2009	2010	2011	THEREAFTER	TOTAL
Office leases[1]	2,666	5,031	5,042	5,042	5,042	28,573	51,396

[1] Office lease obligations relate to a commitment for office space in a new office building currently under construction. The above amounts do not include the expected reduction to existing lease obligations as a result of entering into proposed sub-lease arrangements.

ii) Letters of Guarantee and Surety Bonds

At September 30, 2006, the Corporation had issued Letters of Guarantee and Surety Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $38,249 and $7,947 respectively.

15) SEGMENTED INFORMATION

The Fund has three reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Western Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The Eastern Industrial segment, which was established following the acquisition of PSC Canada, provides waste collection and disposal services in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended September 30 ($000s)

2006	Oilfield	Western Industrial	Eastern Industrial	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	71,270	24,232	24,795	—	—	120,297
Inter segment revenue[1]	311	604	—	(915)	—	—
Operating expense	38,964	19,949	16,018	(915)	—	74,016
Depreciation and accretion expense	3,668	1,409	3,274	—	524	8,875
Net margin	28,949	3,478	5,503	—	(524)	37,406
Selling, general and administrative	—	—	—	—	11,182	11,182
Interest expense	—	—	—	—	1,378	1,378
Operating income – continuing operations	28,949	3,478	5,503	—	(13,084)	24,846
Operating income – discontinued operations	—	—	—	—	—	—
Capital expenditures and acquisitions[2]	9,916	2,264	25,597	—	3,872	41,649
Goodwill	52,580	1,130	23,273	—	—	76,983
Total assets	356,696	128,705	192,144	—	30,768	708,313

2005	Oilfield	Western Industrial	Eastern Industrial	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	43,446	22,455	—	—	—	65,901
Inter segment revenue[1]	348	(13)	—	(335)	—	—
Operating expense	19,006	17,040	—	(335)	—	35,711
Depreciation and accretion	3,195	1,332	—	—	412	4,939
Net margin	21,593	4,070	—	—	(412)	25,251
Selling, general and administrative	—	—	—	—	6,479	6,479
Interest expense	—	—	—	—	878	878
Operating income	21,593	4,070	—	—	(7,769)	17,894
Capital expenditures and acquisitions[2]	6,790	7,730	—	—	1,007	15,527
Goodwill	12,182	1,030	—	—	—	13,212
Total assets	223,402	117,776	—	—	22,740	363,918

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Includes capital asset additions and the purchase price of acquisitions.

[3] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

For the Nine Months Ended September 30 ($000s)

2006	Oilfield	Western Industrial	Eastern Industrial	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	188,305	71,303	58,935	—	—	318,543
Inter segment revenue[1]	1,121	1,757	—	(2,878)	—	—
Operating expense	99,226	59,322	41,228	(2,878)	—	196,898
Depreciation and accretion	10,965	4,221	7,721	—	1,435	24,342
Net margin	79,235	9,517	9,986	—	(1,435)	97,303
Selling, general and administrative	—	—	—	—	31,380	31,380
Interest expense	—	—	—	—	5,241	5,241
Operating income – continuing operations	79,235	9,517	9,986	—	(38,056)	60,682
Operating income – discontinued operations	—	—	1,657	—	—	1,657
Capital expenditures and acquisitions[2]	51,349	5,914	150,655	—	10,605	218,523
Goodwill	52,580	1,130	23,273	—	—	76,983
Total assets	356,696	128,705	192,144	—	30,768	708,313

2005	Oilfield	Western Industrial	Eastern Industrial	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	107,381	54,042	—	—	—	161,423
Inter segment revenue[1]	626	16	—	(642)	—	—
Operating expense	49,747	41,941	—	(642)	—	91,046
Depreciation and accretion	8,272	3,940	—	—	1,533	13,745
Net margin	49,988	8,177	—	—	(1,533)	56,632
Selling, general and administrative	—	—	—	—	16,889	16,889
Interest expense	—	—	—	—	2,160	2,160
Operating income	49,988	8,177	—	—	(20,582)	37,583
Capital expenditures and acquisitions[2]	24,728	8,963	—	—	5,597	39,288
Goodwill	12,182	1,030	—	—	—	13,212
Total assets	223,402	117,776	—	—	22,740	363,918

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Includes capital asset additions and the purchase price of acquisitions.

[3] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

16) SUBSEQUENT EVENTS

a) On October 6, 2006, the Fund purchased the operating assets of the hazardous waste and industrial cleaning division of Services Matrec Inc. from TransForce Income Fund for $31.8 million in cash.

b) On October 31, 2006, the Minister of Finance (Canada) announced certain proposals which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and limited partnerships, and will result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, the Fund would not be subject to these proposed measures until January 2011. Under the proposal, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011. Management is currently reviewing the effects the proposed measures may have on the future operations of Newalta. An estimate of the possible financial impact has not been made at this time and is subject to the release and enactment of the detailed legislation relating to the proposal.

c) On November 1, 2006, the Fund acquired the operating assets of Solutions Environnementales MPM, an environmental solutions and industrial waste management services company, for cash consideration of $3.7 million.

File No. 82-34834

BOARD OF TRUSTEES OF NEWALTA INCOME FUND

BOARD OF DIRECTORS OF NEWALTA CORPORATION

CLAYTON H. RIDDELL [5]
Chairman of the Board
and Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

ALAN P. CADOTTE
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

ROBERT M. MACDONALD [1, 3]
Independent Businessman
Calgary, Alberta

R. VANCE MILLIGAN, Q.C. [3, 4]
Partner
Bennett Jones LLP
Calgary, Alberta

FELIX PARDO [1, 4]
Independent Businessman
Cambridge, Massachusetts

R.H. (DICK) PINDER [1, 2]
President
Kingsmere Corporate Finance Ltd.
Calgary, Alberta

GORDON E. PRIDHAM [2, 3]
President
Edgewater Capital Inc.
Toronto, Ontario

BARRY D. STEWART [2, 4]
Independent Businessman
Calgary, Alberta

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

TERRY P. DONALESHEN
Vice President, Human Resources and
Environment, Health and Safety

PETER A. DUGANDZIC
Vice President, Oilfield

DENNIS P. KALMA
Vice President, Information Technology

ROBERT L. MORIN
Vice President, Finance

ALAN P. SWANSON
Vice President, Western Industrial

TAG WATSON
Vice President, Communications

TOOK WHITELEY [6]
Vice President and General Counsel

J. CRAIG WILKIE
Vice President, Eastern Industrial

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 806-7000
Fax: (403) 806-7348
www.newalta.com

INVESTOR RELATIONS

ANNE M. MACMICKEN
Director, Investor Relations
Tel: (403) 806-7019
Fax: (403) 806-7032
amacmicken@newalta.com

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

BANKERS

Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
Calgary, Alberta

STOCK EXCHANGE

Toronto Stock Exchange
Symbol: NAL.UN

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company
Calgary, Alberta

NEWALTA.COM

Newalta has expanded its website to include more detailed information on the Company's operations. For current information and news, visit newalta.com.

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance and Nominating Committee*
[4] *Environment, Health and Safety Committee*
[5] *Chairman of the Board*
[6] *Corporate Secretary*

NEWALTA

1200, 333 – 11 AVENUE SW
CALGARY, ALBERTA, CANADA
T2R 1L9
TELEPHONE (403) 806-7000
FAX (403) 806-7348



File No. 82-34834

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Ronald L. Sifton, Senior Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 7, 2006

(signed) *Ronald L. Sifton*

Ronald L. Sifton
Senior Vice President and Chief Financial Officer
of Newalta Corporation, the administrator of
Newalta Income Fund

File No. 82-34834





NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES STRONG THIRD QUARTER RESULTS

CALGARY, Alberta, Canada, November 7, 2006 – **Newalta Income Fund** ("Newalta" or the "Fund") today announced strong financial results for the three and nine months ended September 30, 2006.

"We continued to deliver consistent growth in the third quarter with revenue and EBITDA(1) increasing 83% and 48%, to $120.3 million and $35.1 million, respectively," said Al Cadotte, President and Chief Executive Officer of Newalta. "Return on capital was very strong in the quarter due to robust market conditions combined with excellent performance of recent acquisitions and growth capital investments.

Despite the recent announcement from the government regarding the taxation of income trusts, our strong position and opportunities for growth are unchanged. We have the ability to continue to create value in our business by making responsible growth capital investments and completing accretive acquisitions.

We continue to make excellent progress in our expansion into Ontario, Quebec, and Atlantic Canada. We are integrating our talented people and facilities to capitalize on the expertise and capabilities of our expanded team through the exchange of best business practices and transfer of knowledge and innovative technologies. Looking ahead to 2007, we will focus on growing current operations by strengthening our presence within our markets. We plan to add new services and increase market coverage through internal growth projects as well as acquisitions."

Financial Results and Highlights for the three and nine months ended September 30, 2006:

- For the first nine months, revenue and EBITDA improved 97% to $318.5 million and 72% to $91.9 million, respectively, compared to 2005.

- Funds from operations(1) increased 47% in the third quarter compared to the same period last year and, on a per unit basis, increased 11% to $0.92 per unit compared to $0.83 per unit in 2005. For the first nine months of 2006, funds from operations were up 67% and, on a per unit basis, increased 32% to $2.47 per unit compared to $1.87 per unit last year. Net earnings increased by 40% in the third quarter to $20.1 million, or $0.55 per unit, compared to $14.4 million, or $0.52 per unit, in 2005.

- Cash available for growth and distributions(1) in the third quarter increased 19% to $25.9 million, compared to $21.8 million the same period in 2005. Year-to-date cash available for growth and distributions increased 54% to $72.3 million compared to $46.8 million last year. Cash available for growth and distributions is impacted by maintenance capital expenditures and their timing on a quarter-by-quarter basis. Maintenance capital expenditures in the quarter were $8.0 million compared to $2.0 million in 2005. The $6.0 million increase was attributable to $3.0 million expended in the Eastern Industrial division (formerly the Central division and now including operations in Quebec and Atlantic Canada) and a $2.9 million expenditure in Oilfield due to higher demand and equipment utilization. Year-to-date maintenance capital expenditures are $16.1 million and are on track to reach a total of $21.0 million in 2006. Maintenance capital expenditures in the fourth quarter are therefore expected to be approximately $4.9 million.

- Cash distributed(1) to unitholders increased 76% to $19.1 million in the quarter and increased 53% to $46.8 million year-to-date compared to 2005. The increase in cash distributed was a result of the increase in monthly distributions ($0.185 per unit per month in 2006 compared to $0.15 per unit per month in the third quarter of 2005) and the 7.0 million units issued as a result of the March 2006 equity financing.

- Cash distributed to unitholders was 57% of the funds from operations and 74% of the cash available for growth and distributions in the quarter. Year-to-date cash distributed to unitholders was 54% of the funds from

operations while cash distributed as a percentage of cash available for growth and distributions was consistent with the same period in 2005 at 65%.

- Growth capital expenditures in the quarter were $17.1 million, compared to $5.5 million in 2005, and are expected to remain on target at $100 million for 2006. Acquisition investments in the quarter were $16.6 million, compared to $8.0 million in 2005. Total growth capital and acquisition expenditures for the year including acquisitions completed subsequent to the third quarter 2006 are estimated to be $300 million. On a trailing twelve month basis, Newalta's weighted average return on capital(1) improved to 27.0%, up from 24.4% for the comparable period in 2005, clearly demonstrating the solid returns on recent acquisitions and growth capital investments.

- Selling, general and administrative ("SG&A") costs in the third quarter were 9.3% of revenue at $11.2 million, compared to 9.8% last year, and are consistent with management's objective of maintaining these costs at 10%, or less, of revenue. The increase in SG&A costs was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A costs associated with the acquisitions completed over the past year. For the nine months ended September 30, 2006, SG&A costs were 9.9% of revenue compared with 10.5% of revenue last year.

- The Oilfield division ("Oilfield") delivered solid results in the third quarter as revenue and net margin(1) increased 64% and 34% to $71.3 million and $28.9 million, respectively. This strong performance resulted from targeted growth in drill-site and on-site activities and from the development of satellites and partnerships. The remaining improvement was attributable to gains in waste processing and increased crude oil sales consistent with strong industry activity levels. Performance in the quarter was affected by wet weather and weak natural gas prices which resulted in reduced demand for services, particularly in September. Management's overall outlook for the division for the near-term is cautious due to the softening of drilling activity that may continue into 2007. During the quarter, increased crude oil sales accounted for $0.9 million in incremental revenue or 3% of total Oilfield revenue growth on a stand-alone basis. Consistent with the previous quarter and management's expectations, net margin as a percentage of revenue was 41% compared to 50% for the same period last year due to the diversification of the division's core business from the 2005 drill-site acquisitions and the environmental projects and well abandonment and reclamation acquisitions in 2006. Although diversification resulted in lower margins as a percentage of revenue, these acquisitions were acquired at responsible prices and are delivering solid returns on investment. On a year-to-date basis, Oilfield revenue increased 75% to $188.3 million and net margin was up 59% to $79.2 million.

- The Western Industrial division ("Western") (formerly the Industrial division) revenue for the third quarter increased 8% to $24.2 million while net margin at $3.5 million was 15% lower than the previous year. The weaker net margin in the quarter was mainly attributable to lower event-based project work compared to the same period last year, resulting in lower sludge and wastewater volumes processed at the service facilities and in turn, lower utilization levels. Overall, the quarterly performance for the division's base business was essentially flat compared to the second quarter of 2006. The increase in revenue for the third quarter compared to last year was attributable to higher oil recycling revenue as a result of improved product pricing. On a year-to-date basis revenue increased 32% and net margin increased by 16%. The improved performance was attributable to increased sludge and wastewater volumes driven by growth in on-site activities and the expansion of transportation capabilities. On a trailing twelve-month basis, net margin as a percentage of the division's capital assets was 13% compared to 12 % for the previous comparable period.

- The Eastern Industrial division's ("Eastern") third quarter revenue and net margin from continuing operations were $24.8 million and $5.5 million. The strong quarterly performance for the division was attributable to several factors, including the acquisitions of the operating assets of Island Waste Management Inc. ("Island Waste") and Norama Industries Inc. ("Norama") as well as increased landfill volumes in the quarter. Eastern's revenue from continuing operations for the first nine months was $58.9 million and net margin was $10.0 million. Year-to-date results are in line with management expectations, with performance at the service centres in Ontario relatively flat year-over-year while landfill volumes increased and pricing remained stable.

- Newalta executed two acquisitions in the quarter and two subsequent to the quarter:

- The operating assets of Quebec-based Norama were acquired on August 1, 2006 for cash consideration of $10.8 million. Norama has a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

- On August 31, 2006, Newalta acquired the operating assets of Island Waste for total consideration of $5.8 million consisting of $3.9 million in cash and $1.9 million in trust units. Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies. The waste transfer facility is the only one permitted by the province to handle a broad range of industrial wastes.

- On October 6, 2006, Newalta acquired the hazardous waste and industrial cleaning division of Services Matrec Inc. ("Matrec") from Transforce Income Fund for cash consideration of $31.8 million. These operations have a network of facilities throughout Quebec with 130 people and provide collection, treatment and disposal of industrial wastes, soil and water treatment services and on-site industrial cleaning services.

- On November 1, 2006, Newalta acquired the operating assets of Solutions Environnementales MPM ("MPM") for cash consideration of $3.7 million. MPM provides environmental solutions and industrial waste management services to automotive and other industrial companies. MPM employs 17 people at facilities in St-Hubert and Quebec City, Quebec.

- Newalta is continuing to pursue strategic acquisitions in Quebec and Atlantic Canada to establish a greater presence in these markets. With experienced management in place, Newalta is evaluating acquisition opportunities and has targeted the most attractive businesses consistent with this strategy.

- Newalta's recruiting program has been very successful as talent continues to be added to meet the demands of current growth as well as to prepare for 2007. In the first nine months, approximately 400 people have been recruited, of whom 69% were in Alberta.

- Newalta's credit facilities were amended at the end of June 2006 to increase the extendible term facility to $245 million (previously $165 million) and the operating facility was maintained at $35 million for total credit facilities of $280 million. Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 0.68:1, working capital ratio of 1.60:1 and unused capacity on the credit facilities of $153.5 million ($118.0 million including the Matrec and MPM acquisitions and net of $38.2 million in outstanding letters of credit) providing Newalta with the financial resources for continued profitable growth.

FINANCIAL RESULTS AND HIGHLIGHTS

	Three Months Ended September 30 (unaudited)			**Nine Months Ended September 30 (unaudited)**		
($000s except per unit data)	**2006**	2005	% Increase (decrease)	**2006**	2005	% Increase
Revenue	**120,297**	65,901	83	**318,543**	161,423	97
Operating income	**24,846**	17,894	39	**60,682**	37,583	61
Net earnings	**20,136**	14,394	40	**60,209**	32,533	85
- per unit ($), basic	**0.55**	0.52	6	**1.73**	1.18	47
- per unit ($), diluted	**0.54**	0.51	6	**1.71**	1.16	47
- per unit ($) – continuing operations	**0.55**	0.52	6	**1.66**	1.18	41
- per unit ($) – discontinued operations	**-**	-	-	**0.05**	-	n/a
EBITDA[1]	**35,099**	23,711	48	**91,922**	53,488	72
Trailing 12 month EBITDA – continuing operations	**-**	-	-	**115,162**	67,020	72
Funds from operations[1]	**33,758**	22,945	47	**86,023**	51,485	67
- per unit ($)	**0.92**	0.83	11	**2.47**	1.87	32
- per unit ($) – continuing operations	**0.92**	0.83	11	**2.45**	1.87	31

- per unit ($) – discontinued operations	**-**	-	-	**0.02**	-	n/a
Maintenance capital expenditures	**7,969**	2,008	297	**16,142**	5,563	190
Cash available for growth and distributions[1]	**25,851**	21,760	19	**72,315**	46,820	54
- per unit ($)	**0.70**	0.79	(11)	**2.08**	1.70	22
- per unit ($) – continuing operations	**0.70**	0.79	(11)	**2.00**	1.70	18
Distributions declared	**20,405**	12,477	64	**55,463**	35,850	55
- per unit – ($)	**0.555**	0.45	23	**1.585**	1.30	22
Cash distributed[1]	**19,080**	10,839	76	**46,809**	30,526	53
Growth and acquisition capital expenditures	**33,680**	13,519	149	**202,381**	33,725	500
Weighted average units outstanding (000s)	**36,734**	27,716	33	**34,774**	27,544	26
Total units outstanding (000s)	**36,799**	27,754	33	**36,799**	27,754	33

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Wednesday, November 8, 2006 at 11:30 a.m. (ET) to discuss the Fund's performance for the three and nine months ended September 30, 2006. To participate in the teleconference, please call 416-695-9701 or *1-888-280-8349. To access the simultaneous webcast, please visit* www.newalta.com. *For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Wednesday, November 15, 2006, by dialing 416-695-5275 or 1-888-509-0081 and using the passcode 633917.*

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Phone: (403) 806-7020

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

NEWALTA INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is calculated as follows:

	Three months ended September 30,		Nine months ended September 30	
($000s)	**2006**	2005	**2006**	2005
Net earnings	**20,136**	14,394	**60,209**	32,533
Add back:				
Current income taxes	**103**	150	**319**	450
Future income taxes	**4,607**	3,350	**1,811**	4,600
Interest expense	**1,378**	878	**5,241**	2,160
Depreciation and accretion	**8,875**	4,939	**24,342**	13,745
EBITDA	**35,099**	23,711	**91,922**	53,488

"Funds from operations" is used to assist management and investors in analyzing operating performance and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to funds from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Funds from operations is calculated from the consolidated statements of cash flows and is calculated as follows:

($000s)	Three months ended September 30, 2006	2005	Nine months ended September 30, 2006	2005
Cash from operations	**24,604**	16,373	**82,136**	47,008
Add back (deduct):				
Increase in working capital	**8,961**	6,572	**3,128**	4,437
Asset retirement costs incurred	**193**	-	**759**	40
Funds from operations	**33,758**	22,945	**86,023**	51,485

"Cash available for growth and distributions" is used by management to supplement funds from operations as a measure of operating performance and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. Maintenance capital expenditures are not incurred evenly throughout the year. The reconciliation of cash available for growth and distributions is included in the Liquidity and Capital Resources section of the Management's Discussion and Analysis.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is defined as distributions declared during the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the Distribution Reinvestment Plan of the Fund (the "DRIP") during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to EBITDA, funds from operations, cash available for growth and distributions, cash distributed, net margin and return on capital throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the three and nine months ended September 30, 2006, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2005, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the three and nine months ended September 30, 2005.

Information for the three and nine months ended September 30, 2006, along with comparative information for 2005, is provided (other than related to the Eastern Industrial division which was established in 2006).

This Management's Discussion and Analysis is dated November 7, 2006 and takes into consideration information available up to that date.

OVERALL PERFORMANCE

For the three and nine months ended September 30, 2006, Newalta made significant progress executing its national growth strategy with operations now expanded into Ontario, Quebec and Atlantic Canada. Newalta delivered strong financial performance for the quarter and year-to-date, consistent with management's expectations. Total revenue increased 83% and funds from operations improved 47% compared to the third quarter of 2005. For the first nine months of 2006, revenue was 97% higher and funds from operations increased by 67% compared to 2005. These results were achieved mainly through the performance from acquisitions completed in late 2005 and early 2006 as well as strong returns from growth capital investments. Performance was led by the Oilfield division ("Oilfield") which achieved a quarter-over-quarter improvement of 64% in revenue to $71.3 million and a 34% increase in net margin to $28.9 million. These results are attributable to growth in drill-site and on-site services as well as gains in

waste processing and increased crude oil sales consistent with improved demand for services and strong industry activity levels. Eastern Industrial ("Eastern") delivered revenue and net margin from continuing operations of $24.8 million and $5.5 million for the quarter. The strong performance for the division was a result of contributions from the two acquisitions completed during the quarter in addition to higher landfill volumes. Western Industrial ("Western") experienced revenue growth of 32% and a 16% increase in net margin on a year-to-date basis as management continues to improve productivity and capitalize on its network of facilities and infrastructure.

Summary of accomplishments completed during the third quarter and year-to-date, including post-quarter transactions, include:

- The operating assets of Quebec-based Norama Industries Inc. ("Norama") were acquired on August 1, 2006 for cash consideration of $10.8 million. Norama has a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

- On August 31, 2006, Newalta acquired the operating assets of Island Waste Management Inc. ("Island Waste") for total consideration of $5.8 million consisting of $3.9 million in cash and $1.9 million in trust units. Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies. The waste transfer facility is the only one permitted by the province to handle a broad range of industrial wastes.

- On October 6, 2006, the Fund announced it acquired the operating asstets of the hazardous waste and industrial cleaning division of Services Matrec Inc. ("Matrec") from its parent for $31.8 million in cash. These operations have a network of facilities throughout Quebec with 130 people and provide collection, treatment and disposal of industrial wastes; soil and water treatment services; and on-site industrial cleaning services.

- On November 1, 2006, the Fund acquired the operating assets of Solutions Environnementales MPM ("MPM") for cash consideration of $3.7 million. MPM provides environmental solutions and industrial waste management services to automotive and other industrial companies. MPM employs 17 people at facilities in St-Hubert and Quebec City, Quebec.

- Newalta is pursuing additional strategic acquisitions in Quebec and Atlantic Canada to expand its presence in these markets. With experienced management in place, Newalta is evaluating acquisition opportunities and has targeted the most attractive businesses consistent with this strategy.

- In the first nine months of 2006, Newalta had great success in recruiting staff to match its growth requirements, having recruited 400 people, of whom 69% were in Alberta.

- A total of $105 million was invested in growth projects and acquisitions in 2005. In 2006, the Fund committed total acquisition and growth capital investments of approximately $300 million, including the MPM, Matrec, Island Waste, Norama, Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. ("Treeline") and PSC Industrial Services Canada Inc. ("PSC Canada") acquisitions. This represents a total investment of more than $400 million over the two-year period. The weighted average return on capital on a trailing twelve-month basis is 27.0% compared to 24.4% for the comparable period in 2005. Investments and acquisitions completed over the past 12 months are clearly delivering strong returns.

- Newalta's credit facilities were amended at the end of June 2006 to increase the extendible term facility to $245 million (previously $165 million) and the operating facility was maintained at $35 million for total credit facilities of $280 million. Newalta's balance sheet remains strong with a funded debt to EBITDA ratio of 0.68:1, working capital ratio of 1.60:1 and unused capacity on the credit facilities of $153.5 million ($118.0 million including the Matrec and MPM acquisitions and net of $38.2 million in outstanding letters of credit) providing the Fund with the financial resources for continued profitable growth.

RESULTS OF OPERATIONS

Third quarter revenue increased $54.4 million, or 83%, to $120.3 million compared to $65.9 million in 2005. Revenue from the first nine months of 2006 grew $157.1 million, or 97%, to $318.5 million from $161.4 million in 2005. Of the year-to-date revenue growth, $80.9 million, or 51%, was generated from Oilfield, $58.9 million, or

37%, from the Eastern Industrial division and the remaining amount from Western Industrial. Business development activities in drill-site and on-site services as well as satellites and partnerships generated 75% of the revenue growth in Oilfield. EBITDA increased 48% to $35.1 million in the quarter and was up 72% to $91.9 million in the first nine months. Operating expenses, as a percentage of revenue, increased to 62% in the nine months ended September 30, 2006, compared to 56% in 2005 which is attributable to the change in business mix from recent acquisitions. Funds from operations increased 47% to $33.8 million in the third quarter and 67% to $86.0 million on a year-to-date basis to September 30, 2006.

Cash available for growth and distributions increased 19% to $25.9 million, or $0.70 per unit, compared to $21.8 million, or $0.79 per unit, in 2005. Cash available for growth and distributions was impacted by a fourfold increase in maintenance capital expenditures in the quarter compared to the same period last year. Maintenance capital expenditures are not incurred evenly throughout the year and are dependent on factors which include seasonality and activity levels. Maintenance capital expenditures in the third quarter were $8.0 million compared to $2.0 million last year and are forecast to remain on target at $21.0 million for 2006. For the first nine months of 2006, cash available for growth and distributions increased 54% to $72.3 million, or $2.08 per unit, compared to $46.8 million, or $1.70 per unit, in 2005. Cash distributed as a percentage of cash available for growth and distributions for the third quarter was 74% compared with 50% in the same period of 2005. This increase was attributable to the rise in monthly distributions to $0.185 per unit per month in 2006 compared to $0.15 per unit per month in 2005, the 7.0 million units issued as a result of the March 2006 equity financing and higher level of maintenance expenditures in 2006. Cash distributed as a percentage of cash available for growth and distributions on a year-to-date basis remained constant at 65% for 2006 and 2005.

Oilfield

The Oilfield division provides a broad range of services through a network of 29 facilities located in key crude oil and natural gas production areas in western Canada and with a diverse mix of mobile equipment and services. Services offered by our fixed facility network include waste processing, crude oil recovery, water recycling, custom treating, clean oil terminalling, water disposal, salt cavern disposal and landfills. Mobile services are categorized into on-site services and drill-site services. On-site services involve the mobilization of equipment, technology and people to process waste on customer production locations. Drill-site services include pre-drilling site assessments; drilling waste management; rig site equipment rentals, including solids control and drill cuttings systems; drilling fluid sales and service; post-drilling remediation; and well abandonments. On-site and drill-site activities are supported by the waste treatment and disposal options provided by Oilfield's network of fixed facilities.

In the quarter, approximately 36% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 9% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services.

Expansion of Newalta into industrial services in eastern Canada has diversified Newalta's services and reduced its exposure to commodity prices and drilling activity. This is clearly evident in the third quarter, as Oilfield accounted for approximately 50% of Newalta's total assets and generated 59% of Newalta's revenue and 77% of Newalta's combined net margin, compared to 61%, 66% and 86%, respectively, last year. The table below reflects Oilfield's results for the three and nine months ended September 30:

	Three months ended September 30,			**Nine months ended September 30,**		
($000s)	**2006**	2005	% Change	**2006**	2005	% Change
Revenue – external	**71,270**	43,446	64	**188,305**	107,381	75
Revenue – internal	**311**	348	(11)	**1,121**	626	79
Operating costs	**38,964**	19,006	105	**99,226**	49,747	99
Depreciation and accretion	**3,668**	3,195	15	**10,965**	8,272	33
Net margin	**28,949**	21,593	34	**79,235**	49,988	59
Net margin as % of revenue (%)	**41**	50	(18)	**42**	47	(11)
Maintenance capital	**4,285**	1,347	218	**8,480**	3,960	114
Growth capital	**5,631**	4,538	24	**19,377**	7,458	160

Oilfield revenue increased $27.8 million in the third quarter, of which approximately 75% came from new business

initiatives in drill-site and on-site activities in addition to the development of satellites and partnerships. The remaining revenue improvement was attributable to gains in waste processing and increased crude oil sales consistent with improved demand for services and strong industry activity levels. Performance was partially offset by decreased natural gas prices which reduced activity levels in the latter portion of the quarter. Increased crude oil sales accounted for $0.9 million in incremental revenue or 3% of total Oilfield revenue growth on a stand-alone basis. Overall, the proportion of the division's revenue coming from crude oil sales has been reduced due to new business initiatives, particularly in drill-site services. Drill-site services made up approximately 30% of Oilfield's overall revenue in the third quarter and consist of the businesses acquired previously including the Treeline, GLP Group Inc. ("GLP") and WasteCo Environmental Services Ltd. ("WasteCo") acquisitions as well as its centrifuge rental business. These services, although generating lower margins as a percentage of revenue, have resulted in improved return on capital and allow the division to expand geographic reach and further expand its service to existing customers. As a percentage of revenue, third quarter net margin declined to 41% compared to 50% attributable to the drill-site business initiatives. However, on a trailing 12 months basis, net margin as a percentage of capital assets increased to 45% for the division compared to 36% for the comparable period in 2005.

Crude oil sales increased 17% to $6.3 million in the third quarter compared to $5.4 million last year. The total volume of crude oil recovered was 364,342 barrels compared to 331,043 barrels, a 10% increase. The volume of crude oil sold to Newalta's account was 93,224 barrels compared to 82,248 barrels in 2005, a 13% increase. The price per barrel sold for the quarter increased by 4% to an average price of Cdn $67.99 per barrel compared to an average price of Cdn $65.55 per barrel in 2005.

Maintenance capital expenditures increased by $2.9 million due to growth in the business, higher activity levels and increased equipment utilization compared with the prior year. Growth capital expenditures of $5.6 million in the quarter consisted primarily of productivity improvements at several facilities, drill-site waste management units and the addition of centrifuges.

Management's overall outlook for the division for the near-term is cautious due to the softening of drilling activity that may continue into 2007.

Western Industrial (formerly Industrial)

Western Industrial ("Western") through its network of 19 facilities collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil through a network of 18 facilities, and provides mobile on-site services throughout western Canada. Recovered materials are processed into resaleable products, including base oils, refinery feedstock, industrial fuels and carrier fluids, such as drilling oil. Western's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resaleable products are sold is generally a stable market as the volume of products, such as lube oil, is reasonably consistent year over year. Western accounted for 18% of Newalta's total assets and generated 20% of total revenue and 9% of Newalta's combined divisional net margin in the third quarter.

The table below reflects Western's results for the three and nine months ended September 30:

	Three months ended September 30,			**Nine months ended September 30,**		
($000s)	**2006**	2005	% Change	**2006**	2005	% Change
Revenue – external	**24,232**	22,455	8	**71,303**	54,042	32
Revenue – internal	**604**	(13)	4,746	**1,757**	16	10,881
Operating costs	**19,949**	17,040	17	**59,322**	41,941	41
Depreciation and accretion	**1,409**	1,332	6	**4,221**	3,940	7
Net margin	**3,478**	4,070	(15)	**9,517**	8,177	16
Net margin as % of revenue (%)	**14**	18	(22)	**13**	15	(13)
Maintenance capital	**502**	537	(7)	**1,985**	971	104
Growth capital	**1,762**	7	25,071	**3,929**	1,193	229

Revenue for the third quarter increased 8% to $24.2 million while net margin was 15% lower than the same period last year at $3.5 million. The decline in net margin was mainly attributable to lower event-based project work

compared to the same period last year, resulting in lower sludge and wastewater volumes processed at the service facilities and in turn, lower utilization levels. The strategy for Western over the past two years has been to capture waste streams at their point of generation through expanding on-site and project work and then leverage the processing capabilities of the fixed facility network. The timing of project work is event-based and can cause the type of demand fluctuations, as experienced in the third quarter. The comparable quarter of 2005 was accentuated by two major on-site projects that directly generated $2.0 million in revenue; projects of similar magnitude did not materialize in the third quarter this year. Oil recycling revenue in the quarter was up 15% due to improved product pricing. Approximately 42% of the division's revenue in the quarter was derived from product sales compared to 39% in 2005, indicative of lower project revenue.

On a year-to-date basis, Western's increase in revenue is mainly attributable to increased sludge and wastewater volumes driven by growth in on-site and project work, the expansion of transportation capabilities and improved product pricing. On a trailing twelve-month basis, net margin as a percentage of the division's capital assets was 13% compared to 12% for the previous comparable period.

Western is expected to deliver improved returns as additional productivity gains are realized and services are expanded. The division is well-positioned to exploit the competitive advantages of experienced management, a high quality fixed facility network and infrastructure coupled with a broad service offering.

Eastern Industrial (formerly Central)

Eastern Industrial ("Eastern") is a new division that was created upon the acquisition of PSC Canada in January 2006 with operations in Ontario and the subsequent expansion into Quebec and Atlantic Canada. Eastern provides industrial waste management and other environmental services to markets located in Eastern Canada through its integrated network of high quality assets. This network features an engineered non-hazardous solid waste landfill that handles approximately 500,000 tonnes of waste per year and based on current volumes has an estimated remaining life of 17 years. The division's network also includes industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and on-site handling; and an emergency response service. Eastern's performance is impacted by the general state of the economy in Eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, and specific market conditions in the manufacturing and automotive sectors. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste, scarce landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has helped to diversify Newalta's services and reduce exposure to commodity prices and drilling activity, thereby promoting greater stability of funds from operations and, therefore distributions to unitholders. In the third quarter, Eastern accounted for approximately 27% of Newalta's total assets and generated 21% of Newalta's total revenue and 15% of Newalta's combined net margin.

($000s)	Three months ended September 30, 2006	Nine months ended September 30, 2006
Revenue – external	24,795	58,935
Revenue – internal	-	-
Operating costs	16,018	41,228
Depreciation and accretion	3,274	7,721
Net margin	5,503	9,986
Net margin as % of revenue (%)	22	17
Net margin from discontinued operations	-	1,657
Maintenance capital	3,077	5,160
Growth capital	5,880	8,450

Strong contribution was received from the Norama and Island Waste acquisitions in the quarter as these acquisitions generated 16% of the division's revenue. Performance of the base business of Eastern was consistent with management's expectations. Landfill revenue was up 68% in the third quarter compared with the same period in 2005 due to higher volumes. This growth was partially offset by planned down-time at Ontario service centres for the execution of strategic growth capital. Vehicle utilization decreased slightly to 43% compared to 48% in 2005. Year-to-date utilization is flat compared to last year.

With the integration efforts for the PSC Canada acquisition substantially complete, management is now focused on completion of the 2006 growth capital program, adding management and building infrastructure for future growth and the integration of new acquisitions.

The Norama and Island Waste acquisitions were completed during the third quarter for a total cost of $16.6 million. These acquisitions added 4 key facilities, a total of 117 experienced personnel and 45 high and low pressure industrial cleaning trucks, vacuum trucks and trailers. Subsequent to the end of the third quarter on October 6, 2006, Newalta acquired the hazardous waste and industrial cleaning division of Matrec from Transforce Income Fund for $31.8 million in cash. These operations have a network of facilities throughout Quebec with 130 people and provide collection, treatment and disposal of industrial wastes; soil and water treatment services; and on-site industrial cleaning services.

The non-strategic in-plant industrial cleaning service operation in Ontario was sold on May 31, 2006 for $3.5 million. A $1.2 million gain (net of tax) was recorded on disposal. Revenue from the discontinued operation was $5.4 million for the first nine months of 2006.

Capital spending in 2006 continues to concentrate on facility improvements, productivity and efficiency increases and service expansion. These investments will ensure the division has the assets to provide a strong platform for growth in 2007. The execution of the 2006 growth capital program is on schedule.

The outlook for Eastern remains positive. The integration of the recent Quebec and Atlantic Canada acquisitions are underway and the division enters the fourth quarter of 2006 with approximately 500 people operating 22 facilities in Ontario, Quebec and Atlantic Canada. Management's priorities are capturing growth and improving returns at all facilities as well as the timely execution of capital projects for internal growth. Newalta is pursuing additional acquisitions to bolster the business in these markets.

Corporate and Other

($000s)	**Three months ended September 30,**			**Nine months ended September 30,**		
	2006	2005	% Change	**2006**	2005	% Change
Selling , general and administrative expenses	**11,182**	6,479	73	**31,380**	16,889	86
- as a % of revenue (%)	**9.3**	9.8	(5)	**9.9**	10.5	(6)
Depreciation and accretion	**8,875**	4,939	80	**24,342**	13,745	77
- as a % of revenue (%)	**7.4**	7.5	(1)	**7.6**	8.5	(11)
Interest expense	**1,378**	878	57	**5,241**	2,160	143
Average debt level	**76,467**	59,432	29	**96,688**	49,958	94
Effective interest rate (%)	**7.2**	6.0	20	**5.4**	4.3	26

The increase in selling, general and administrative ("SG&A") costs was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A costs associated with the acquisitions completed over the past year. Management's objective for SG&A is to maintain these expenses at 10%, or less, of revenue. Both the quarter and year-to-date results for SG&A are consistent with this objective.

Increased depreciation was attributable to recent acquisitions and growth capital expenditures. The decrease, as a percentage of revenue, is attributable to the change in the business mix arising from recent growth capital investments and acquisitions.

The increase in interest expense was mainly the result of higher average debt levels in both the quarter and first nine months of 2006 compared to 2005 coupled with higher interest rates. The increase in the effective interest rate is due to increased credit facility standby fees and facility renegotiation costs. Excluding these costs, the effective interest rate for the third quarter was 6.2%. The average Bank of Canada rate for the nine months ended September 30, 2006 increased to 4.5% (6% for the prime business rate), a 53% increase (34% for the prime business rate) over the same period in 2005. Newalta pays interest based on the prime rate set by its lender (which is based on the Bank of Canada rate) plus a percentage that may vary from zero to two percent depending on the long term debt to EBITDA ratio of Newalta as defined in the credit facility agreement. At September 30, 2006, long term debt was $88.3 million compared with $107.4 million at December 31, 2005. The decrease in long term debt was mainly due to the equity financing that was completed in March 2006 where the Fund issued 7.0 million trust units at $28.00 per

unit for net proceeds of $185.7 million.

A current tax expense of $0.1 million was recorded in the quarter compared to current income tax expense of $0.2 million in 2005. The lower expense is due to the elimination of Federal Large Corporation Taxes effective January 1, 2006. Current tax expense in 2005 was related to Large Corporation Taxes and provincial capital taxes. Based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes until 2007 at the earliest, with the exception of provincial capital taxes. Future income tax expense year-to-date decreased by $2.8 million to $1.8 million compared to an expense of $4.6 million in 2005. The decrease was attributable to the reduction in substantially enacted future provincial and federal income tax rates which were partially offset by future tax expense related to an increase in earnings in the current year.

On October 31, 2006, the Minister of Finance (Canada) announced certain proposals which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and limited partnerships, and will result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, the Fund would not be subject to these proposed measures until January 2011. Under the proposal, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011. Management is currently reviewing the effects the proposed measures may have on the future operations of Newalta. An estimate of the possible financial impact has not been made at this time and is subject to the release and enactment of the detailed legislation relating to the proposed measures. In addition, management is still pursuing an advance tax ruling in respect of the previously announced internal reorganization and is reviewing the effect the proposed measures may have on the internal reorganization if the advance tax ruling is obtained.

Management uses operating income as an indicator of the net investment performance of the Fund. For the third quarter of 2006, operating income increased by 39% to $24.8 million from $17.9 million in the third quarter of last year. On a year-to-date basis operating income has increased to $60.7 million from $37.6 million; a 61% increase. For the third quarter of 2006, operating income, as a percentage of revenue, was 21% compared to 27% of the same period in 2005. The decrease was attributable to higher interest expense and changes in the business mix due to recent acquisitions and growth capital investments.

As at November 6, 2006, the Fund had 36,814,847 trust units outstanding and outstanding rights to acquire up to 2,010,250 trust units.

SUMMARY OF QUARTERLY RESULTS

	2006			2005				2004
($000s except per unit data) (unaudited)	Q3	Q2	Q1[1]	Q4	Q3	Q2	Q1	Q4
Revenue	**120,297**	96,082	102,164	86,663	65,900	47,037	48,487	49,339
Operating income	**24,846**	14,363	21,473	18,862	17,894	8,674	11,015	8,941
Net earnings	**20,136**	22,685	17,388	14,445	14,394	8,344	9,795	8,364
- Continuing Operations	**20,136**	21,213	17,203	14,445	14,394	8,344	9,795	8,364
- Discontinued Operations	-	1,472	185	-	-	-	-	-
Earnings per unit ($)	**0.55**	0.62	0.56	0.51	0.52	0.30	0.36	0.31
- Continuing Operations	**0.55**	0.58	0.55	0.51	0.52	0.30	0.36	0.31
- Discontinued Operations	-	0.04	0.01	-	-	-	-	-
Diluted earnings per unit ($)	**0.54**	0.61	0.54	0.50	0.51	0.30	0.35	0.30
- Continuing Operations	**0.54**	0.57	0.53	0.50	0.51	0.30	0.35	0.30
- Discontinued Operations	-	0.04	0.01	-	-	-	-	-
Weighted average units – basic	**36,734**	36,381	31,291	28,597	27,716	27,574	27,343	27,265
Weighted average units – diluted	**37,279**	36,646	31,917	29,066	28,190	28,028	27,910	27,866

[1] The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance from 2004 to Q2 2005 was relatively consistent with seasonal variation as described below. The increases in revenue, operating income and net earnings in Q3 and Q4 of 2005 were driven primarily by growth in the Oilfield division. Two-thirds of the revenue growth in Oilfield was attributable to the acquisitions of GLP and

WasteCo and the growth in on-site services, satellites and partnerships consistent with the investments in these services in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for services which led to increases in waste processing volumes and higher crude oil sales. In the latter portion of 2005, operating income declined as a percentage of revenue mostly due to changes in the business mix from expansion of drill-site services.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in the Oilfield division as well as the acquisition of PSC Canada forming the new Eastern division. The PSC Canada acquisition has added approximately $17 million in revenue each quarter. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the Oilfield market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by a $6.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. The increase in the weighted average number of trust units in the same quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for Western and Eastern. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and consequently, the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all divisions due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and has ranged from 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue also averages approximately 27% and has ranged from 24% to 30%. In 2005, quarterly revenue as a percentage of total year-end revenue was 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

Cash available for growth and distributions is directly impacted by maintenance capital expenditures, which are not incurred evenly throughout the year. For 2006, maintenance capital expenditures are expected to be incurred at approximately 10% in the first quarter, 30% in the second quarter, 40% in the third quarter and 20% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

In the third quarter, funds from operations increased 47% to $33.8 million, or $0.92 per unit, compared to $22.9 million, or $0.83 per unit, in 2005. For the first nine months of 2006, funds from operations were $86.0 million, an increase of 67% over the $51.5 million in funds from operations in 2005. The increase in funds from operations was due to the Fund's strong financial performance.

In the third quarter, $6.7 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
($000s)	**2006**	2005	**2006**	2005
Cash flow from operations	**24.6**	16.4	**82.1**	47.0
Increase in working capital	**9.0**	6.5	**3.1**	4.4

Asset retirement costs incurred	**0.2**	-	**0.8**	0.1
Funds from operations (A)	**33.8**	22.9	**86.0**	51.5
Maintenance capital	**(8.0)**	(2.0)	**(16.1)**	(5.6)
Asset retirement costs incurred	**(0.2)**	-	**(0.8)**	-
Proceeds on sale of capital assets	**0.1**	0.8	**0.4**	0.9
Proceeds on disposal of discontinued operations	**0.1**	-	**2.8**	-
Cash available for growth and distributions (B)	**25.8**	21.7	**72.3**	46.8
Cash distributed (C)	**(19.1)**	(10.8)	**(46.8)**	(30.5)
Excess cash	**6.7**	10.9	**25.5**	16.3
(C) / (A) =	**57%**	47%	**54%**	59%
(C) / (B) =	**74%**	50%	**65%**	65%

In light of the strong profitable growth and healthy market conditions, monthly distributions were increased in May 2006 by 12% to $0.185 per unit or $2.22 per year. The ratio of cash distributed as a percentage of cash available for growth and distributions in the third quarter was 74% compared with 50% in the same period last year. The reason for the increase in this ratio is due the increase in monthly distributions ($0.185 per unit per month in 2006 compared to $0.15 per unit per month in 2005), the 7.0 million units issued as a result of the March 2006 equity financing as well as a fourfold increase in maintenance capital expenditures in the quarter compared to the same period last year. Maintenance capital expenditures in the third quarter were $8.0 million compared to $2.0 million last year and are expected to remain on target at $21.0 million in total for 2006. The $6.0 million increase was attributable to $3.0 million expended in the Eastern division and $2.9 million of additional expenditure in Oilfield due to higher demand and equipment utilization. For the first nine months, cash distributed as a percentage of cash available for growth and distributions was consistent with the same period in 2005 at 65%. Distributions and maintenance capital are funded through funds from operations and the proceeds of the DRIP.

Total capital expenditures for the current year and comparative periods are summarized as follows:

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
($000s)	**2006**	2005	**2006**	2005
Growth capital	**17.1**	5.5	**41.9**	13.6
Acquisitions	**16.6**	8.0	**160.5**	20.1
Total growth capital and acquisitions	**33.7**	13.5	**202.4**	33.7
Maintenance capital	**8.0**	2.0	**16.1**	5.6
Total acquisitions and capital expenditures	**41.7**	15.5	**218.5**	39.3

Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional drill-site waste management units, additional centrifuges and investments in information technology and infrastructure. A total of $100.0 million in growth capital investments has been budgeted for 2006. The 2006 growth capital program includes $12.5 million in corporate investments that primarily relate to a new information technology system being implemented to support the continued growth of Newalta. The remaining $87.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Oilfield, Western and Eastern. Growth expenditures will be funded partially from retained cash and the credit facility of the Corporation.

In the third quarter, Newalta's acquisition expenditures related to the acquisition of the operating assets of Norama and Island Waste. These acquisitions provide a strong foothold for expansion into the Quebec and Atlantic markets consistent with Newalta's strategy to expand across Canada. These acquisitions were completed for a total cost of $16.6 million comprised of $14.7 million in cash and $1.9 million in trust units of the Fund. The cash portion was financed through the credit facility.

Subsequent to the end of the third quarter on October 6, 2006, Newalta acquired the operating assets of the hazardous waste and industrial cleaning division of Matrec from Transforce Income Fund for $31.8 million in cash.

On November 1, 2006, Newalta acquired the operating assets of Solutions Environnementales MPM ("MPM") for total consideration of $3.7 million. These operations have a network of facilities throughout Quebec with 17 people and provide collection, treatment and disposal of industrial wastes; soil and water treatment services; and on-site industrial cleaning services.

On a year-to-date basis, expenditures on acquisitions also include the acquisition of PSC Canada which was completed for $120.4 million (including acquisition costs and working capital adjustments) on January 6, 2006. This acquisition was initially funded through the credit facility and a $70 million non-revolving 180-day term facility. On March 3, 2006, Newalta issued 7.0 million trust units for gross proceeds of $196.0 million ($185.7 million net) which were used to repay in full the $70 million term facility and the balance was applied to outstanding indebtedness under Newalta's credit facility. On June 1, 2006, Newalta acquired all of the outstanding shares of Treeline for $23.5 million. Treeline provides complementary services to Oilfield's existing services and further enhances the range of services that Newalta can provide to its customers. The acquisition was funded through Newalta's extendible term credit facility. Treeline had approximately $4.9 million in net working capital and $4.5 million in debt owing to its bank, shareholders and related companies. All of the debt was repaid immediately upon acquisition by Newalta.

Newalta's credit facility agreement was extended to June 29, 2007 pursuant to the annual review completed as of June 30, 2006. The amended credit facility includes a $35.0 million operating facility for working capital requirements (consistent with the previous agreement) and a $245.0 million (previously $165.0 million) extendible term credit facility to fund growth capital, acquisition expenditures and letters of credit. The operating and term credit facilities are subject to an annual review and extension. An extension is anticipated, however, if an extension is not granted, principal repayments would not begin until May 2008 on the operating facility and August 2008 on the extendible term facility.

Newalta is required to post either a letter of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be cashed unless Newalta were to default on its obligation to restore the lands to a condition acceptable by these authorities. At September 30, 2006, letters of credit and bonds provided as financial security to third parties totalled $46.2 million. Of this amount $38.2 million is committed on the Corporation's credit facility which provides for $55.0 million in letters of credit. Bonds are not required to be offset against the borrowing amount available under the credit facility.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the financial ratio covenants under the credit facility as reflected in the table below:

Ratio	September 30, 2006	Threshold
Current Ratio[1]	1.60:1	1.20:1 minimum
Funded Debt to EBITDA[2]	0.68:1	2.25:1 maximum
Total Debt Service Coverage Ratio[3]	5.89:1	1.00:1 minimum

(1) Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long term debt and capital leases outstanding, if any).

(2) Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

(3) Total Debt Service Coverage Ratio means, on a consolidated basis for the six most recently completed quarters, the ratio of (i) EBITDA minus capital expenditures which exceed the net proceeds of trust units issued for the period, distributions paid to unitholders of the Fund and cash taxes paid to (ii) the aggregate of all scheduled principal payments, all payments required under capital leases and interest expense for such period.

At September 30, 2006, Newalta had working capital of $47.2 million compared to $35.9 million at June 30, 2006 and $27.3 million at December 31, 2005. The increase in working capital from December 31, 2005 is due to the PSC Canada and Treeline acquisitions completed in the current year. At current activity levels, working capital of $47.2 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry.

The daily average trading volumes for Trust Units of the Fund were 79,298 per day for the three months ended September 30, 2006 and 98,268 units per day for the nine month period. The weighted average traded unit price during the three months ended September 30, 2006 was $31.85 and the closing price on September 30, 2006 and November 6, 2006 was $31.98 and $27.08, respectively.

The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During the third quarter, a total of $1.3 million was reinvested by unitholders under the DRIP, resulting in Newalta issuing 42,532 trust units. For the same period in 2005, unitholder participation resulted in a total reinvestment of $1.6 million through the issuance of 73,696 trust units. For the nine months ended September 30, 2006, total reinvestment under the DRIP was $6.6 million with an issuance of 234,776 trust units compared to $4.6 million and an issuance of 208,298 trust units in 2005.

During the nine month period ended September 30, 2006, there have been no material changes to the specified contractual obligations as set forth in the Management's Discussion and Analysis for the year ended December 31, 2005, with the exception of the repayments and renewal of Newalta's outstanding credit facility and the following office lease obligations entered into as a result of growth in the business:

	2007	2008	2009	2010	2011	Thereafter	Total
Office leases[1]	2,666	5,031	5,042	5,042	5,042	28,573	51,396

(1) Office lease obligations relate to a commitment for office space in a new office building currently under construction. The above amounts do not include the expected reduction to existing lease obligations as a result of entering into proposed sub-lease arrangements.

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total cost of these legal services during the three and nine month periods ended September 30, 2006 were $0.1 million and $0.7 million respectively ($0.1 million and $0.3 million for the same periods in 2005).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter and nine months ended September 30, 2006 were $0.2 million and $1.1 million respectively ($9 thousand and $0.5 million for the same periods in 2005).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund. These risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W.,

Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7032.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. Other than additional asset retirement obligations assumed as a result of acquisitions, there have been no significant changes in the estimates used to prepare the asset retirement obligation in the first nine months of 2006 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2005.

GOODWILL

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. Management does not see any impairment in the goodwill balance recorded.

Year-to-date changes to goodwill relate to current year acquisitions (see Note 3 to the Consolidated Financial Statements for the Three and Nine Months ended September 30, 2006) and the disposition of the industrial on-site cleaning service operation (see Note 4 to the unaudited Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2006).

DEPRECIATION AND AMORTIZATION

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment. Estimates for the first nine months of 2006 are consistent with those disclosed in the Management Discussion and Analysis for the year ended December 31, 2005 except as disclosed in the paragraph below.

Landfill assets represent the cost of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs. The cost of landfill assets, together with projected landfill construction and development costs for permitted capacity, is amortized on a per unit basis as landfill airspace is consumed. Management annually updates landfill capacity estimates, based on survey information provided by independent engineers, and projected landfill construction and development costs. The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current

U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, or at www.newalta.com, or by facsimile at (403) 806-7032.

Newalta Income Fund

Consolidated Balance Sheets

($000s) (unaudited)	September 30, 2006	December 31, 2005
Assets		
Current assets		
Accounts receivable	**108,585**	71,305
Inventories	**9,911**	8,478
Prepaid expenses and other assets	**6,297**	2,211
Future income tax	**800**	834
	125,593	82,828
Capital assets	**463,410**	324,946
Intangibles	**41,091**	6,030
Notes receivable	**1,236**	1,355
Goodwill (Notes 3, 4)	**76,983**	35,312
Deferred costs (Note 5)	**-**	7,175
	708,313	457,646
Liabilities		
Current liabilities		
Accounts payable	**71,563**	50,732
Distributions payable	**6,808**	4,794
	78,371	55,526
Long-term debt (Note 6)	**88,313**	107,369
Future income taxes (Note 13)	**73,165**	47,179
Asset retirement obligations (Note 11)	**18,458**	5,468
	258,307	215,542
Unitholders' Equity		
Unitholders' capital (Note 7)	**391,612**	188,761
Contributed surplus	**1,422**	1,117
Accumulated earnings	**56,972**	52,226
	450,006	242,104
	708,313	457,646

Newalta Income Fund

Consolidated Statements of Operations and Accumulated Earnings

($000s except per unit data) (unaudited)	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2006	2005	**2006**	2005
Revenue	**120,297**	65,901	**318,543**	161,423
Expenses				
Operating	**74,016**	35,711	**196,898**	91,046
Selling, general and administrative	**11,182**	6,479	**31,380**	16,889
Interest	**1,378**	878	**5,241**	2,160
Depreciation and accretion	**8,875**	4,939	**24,342**	13,745
	95,451	48,007	**257,861**	123,840
Operating income	**24,846**	17,894	**60,682**	37,583
Provisions for income taxes				
Current	**103**	150	**319**	450
Future (Note 13)	**4,607**	3,350	**1,811**	4,600
	4,710	3,500	**2,130**	5,050
Net earnings from continuing operations	**20,136**	14,394	**58,552**	32,533
Earnings from discontinued operations (Note 4)	**-**	-	**1,657**	-
Net earnings	**20,136**	14,394	**60,209**	32,533
Accumulated earnings, beginning of period, as reported	**57,241**	49,616	**52,226**	54,850
Distributions	**(20,405)**	(12,477)	**(55,463)**	(35,850)
Accumulated earnings, end of period	**56,972**	51,533	**56,972**	51,533
Earnings per unit from continuing operations (Note 9)	**0.55**	0.52	**1.68**	1.18
Earnings per unit from discontinued operations (Note 9)	**-**	-	**0.05**	-
Earnings per unit	**0.55**	0.52	**1.73**	1.18
Diluted earnings per unit from continuing operations (Note 9)	**0.54**	0.51	**1.66**	1.16
Diluted earnings per unit from discontinued operations (Note 9)	**-**	-	**0.05**	-
Diluted earnings per unit	**0.54**	0.51	**1.71**	1.16

Newalta Income Fund

Consolidated Statements of Cash Flows

($000s) (unaudited)	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	20	2005	**2006**	2
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings from continuing operations	**20,1**	14,394	**58,552**	32,
Items not requiring cash:				
Depreciation and accretion	**8,8**	4,939	**24,342**	13,
Future income taxes	**4,6**	3,350	**1,811**	4,
Amortization of lease inducements		86	**17**	
Stock compensation expense	**1**	176	**490**	
Funds from continuing operations	**33,7**	22,945	**85,212**	51,
Funds from discontinued operations (Note 4)		-	**811**	
Decrease (increase) in non-cash working capital	**(8,9**	(6,572	**(3,128**	(4,
Asset retirement costs incurred	**(1**	-	**(759**	
	24,6	16,373	**82,136**	47,
INVESTING ACTIVITIES				
Additions to capital assets	**(25,0**	(7,538	**(57,982**	(19,
Net proceeds on sale of capital assets	**1**	823	**388**	
Acquisitions (Note 3)	**(14,7**	(7,989	**(149,373**	(20,
Decrease (increase) in non-cash working capital	**4**	469	**(1,488**	(4,
Proceeds on disposal of discontinued operations	**1**	-	**2,807**	
	(39,0	(14,235	**(205,648**	(42,
FINANCING ACTIVITIES				
Issuance of units	**4**	48	**189,125**	2,
Increase (decrease) in debt	**32,9**	8,653	**(19,056**	24,
Decrease in notes receivable	**1**	-	**252**	
Distributions to unitholders	**(19,0**	(10,839	**(46,809**	(30,
	14,4	(2,138	**123,512**	(4,
Net cash inflow		-	-	
Cash - beginning of period		-	-	
Cash - end of period		-	-	
Supplementary information:				
Interest paid	**1,483**	1,343	**5,053**	2,357
Income taxes paid	**299**	79	**4,400**	375

NEWALTA INCOME FUND

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Months Ended September 30, 2006 and 2005
($000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") is a Canadian mutual fund trust engaged, through its wholly-owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI" and together with the Fund and the Corporation, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

1) Basis of Presentation

The interim consolidated financial statements include the accounts of the Fund, its wholly-owned subsidiaries and its proportionate 49% share in a joint venture partnership (refer to Note 3a). The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in the notes to the audited annual financial statements have been omitted or condensed. These interim financial statements and the notes thereto should be read in conjunction with the consolidated financial statements of the Fund for the year ended December 31, 2005 as contained in the Annual Report for fiscal 2005.

The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2005 except as noted in the following paragraphs.

Landfill Assets
Landfill assets represent the cost of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs.

The cost of landfill assets, together with projected landfill construction and development costs for permitted capacity, is amortized on a per unit basis as landfill airspace is consumed. Management annually updates landfill capacity estimates, based on survey information provided by independent engineers, and projected landfill construction and development costs. The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

Joint Venture and Partnership Accounting

During the year, the Fund acquired an interest in a partnership that provides certain waste management and environmental services in Labrador. The partnership is a joint venture therefore the consolidated financial statements only reflect the Fund's proportionate share of the partnership.

Use of estimates and assumptions

Accounting measurements at interim dates inherently involve reliance on estimates and the results of operations for the interim periods shown in these financial statements are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments necessary to present fairly the consolidated results of the Fund's operations and cash flows for the periods ended September 30, 2006 and 2005.

2) Seasonality of Operations

The ability to transport waste is dependent on weather conditions. During the winter months, the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Western Industrial and Eastern Industrial segments. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for all segments due to favourable weather conditions and market cyclicality. First quarter revenue has ranged from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and has ranged from 20% to 23%. Third quarter revenue has ranged from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and has ranged from 24% to 30%. In 2005, quarterly revenue as a percentage of total year-end revenue was 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

3) Acquisitions (Note 16)

a) On January 6, 2006 the Fund, through a wholly-owned subsidiary, acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were set up as a separate division of Newalta, as described in Note 15. The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed is shown below.

On June 1, 2006 (effective May 1, 2006), the Fund acquired all the issued and outstanding shares of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd (collectively, "Treeline"). The two companies manage waste handling and abandonment operations for oil producers and drillers. The business activities are complementary to the Oilfield segment and the consolidated results are included from the closing date, June 1, 2006.

The operating assets of Quebec-based Norama Industries Inc. ("Norama") were acquired on August 1, 2006 for cash consideration of $10.8 million. Norama added to the Eastern Industrial (formerly Central) segment, a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

On August 31, 2006, the Eastern Industrial segment of Newalta acquired all of the operating assets of Island Waste Management Inc. ("Island Waste") including a 49% partnership interest in the Labrador Innu Waste Management Partnership for $5.8 million. Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	January 6, 2006	June 1, 2006	August 1, 2006	August 31, 2006	**Total**
Equity issued	-	5,000	-	1,900	**6,900**
Debt acquired and paid	-	4,520	-	-	**4,520**
Deferred costs - paid in 2005	7,175	-	-	-	**7,175**
Holdback payable	-	3,272	-	-	**3,272**
Cash paid in 2006	113,230	10,700	10,842	3,898	**138,670**
Total consideration	120,405	23,492	10,842	5,798	**160,537**
Net working capital	9,164	4,883	(50)	(20)	**13,977**
Capital assets:					
Land	3,643	-	614	464	**4,721**

Plant & equipment	22,337	211	3,946	200	**26,694**
Landfill	71,187	-	-	-	**71,187**
Intangibles	34,600	-	720	1,367	**36,687**
Goodwill	15,239	18,398	5,700	3,825	**43,162**
Future income tax	(23,274)	-	-	-	**(23,274)**
Asset retirement obligations	(12,491)	-	(88)	(38)	**(12,617)**
	120,405	23,492	10,842	5,798	**160,537**

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to change, as management obtains further information. The purchase price of Treeline was reduced by $2,911 in the third quarter of 2006 as a result of a purchase price adjustment related to working capital.

b) On March 1, 2005 the Corporation acquired an oilfield facility in Greencourt, Alberta. On April 15, 2005 the Corporation acquired an oilfield facility near Plover Lake, Saskatchewan. On August 1, 2005 substantially all of the assets of an oilfield and industrial waste management company were acquired. The amount of the consideration paid and the fair value of the assets received were:

	March 1, 2005	April 15, 2005	August 1, 2005	Total
Total cash consideration	8,096	4,107	7,913	20,116
Plant and equipment	7,162	4,308	6,334	17,804
Intangibles	1,000	-	500	1,500
Net working capital	-	-	1,159	1,159
Asset retirement obligations	(66)	(201)	(80)	(347)
Total	8,096	4,107	7,913	20,116

4) Discontinued Operations

On May 31, 2006, the Corporation disposed of an industrial on-site cleaning services operation. This business unit was sold for total proceeds of $3,472 consisting of $2,672 in cash and an $800 non-interest bearing promissory note. The note receivable has been valued on the balance sheet at its net present value of $748. The note is repayable in equally quarterly instalments of $135 until May 31, 2007 and the balance of the note is due on June 30, 2007 or in equal quarterly instalments of $130 until November 30, 2007 with interest if certain conditions are not met. This business unit was originally acquired in the PSC Canada acquisition and therefore no restatement of the prior year is necessary. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1.5 million. The following table sets forth the results of operations, excluding selling, general and administration costs and divisional administration costs associated with the business unit sold for the three and nine months ended September 30, 2006:

	September 30, 2006	
	Three months ended	**Nine months ended**
Revenue	-	**5,408**
Operating expenses	-	**4,597**
	-	**811**
Depreciation and accretion	-	**21**
Future income tax	-	**284**
Gain on disposition (net of tax)	-	**(1,151)**
Earnings from discontinued operations	-	**1,657**

5) Deferred costs

Deferred costs consisted of costs directly related to the acquisition of the shares of PSC Canada. That acquisition closed on January 6, 2006 and is described in Note 3 (a).

6) Long-term Debt

	September 30, 2006	December 31, 2005
Extendible operating term facility	**13,313**	2,369
Extendible term facility	**75,000**	105,000
	88,313	107,369

Effective June 29, 2006, the Corporation secured an amendment to its amended and restated credit facility which provided for a $35,000 extendible operating term facility and a $245,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation and its subsidiary NISI. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.0% to 1.75%. The extendible term facility and the non-revolving term facility bear interest at the lenders' prime rate plus 0.0% to 1.2%, or at the BA rate plus 1.1% to 2.0% depending on certain criteria. At June 30, 2006, the operating facility bore interest at the lenders' prime rate, or at the BA rate plus 1.0%. The extendible term facility bore interest at the lenders' prime rate, or at the BA rate plus 1.1%. The operating and the term facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on June 29, 2007. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

7) Unitholders' Capital

Authorized capital of the Fund consists of a single class of an unlimited number of trust units.

The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)
Units outstanding as at December 31, 2004	27,294	154,170
Units issued for acquisition	1,168	24,000
Contributed surplus on rights exercised	-	1,109
Rights exercised	257	2,122
Units issued under the DRIP	336	7,360
Units outstanding as at December 31, 2005	29,055	188,761
Units issued	7,000	185,723
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	-	186
Rights exercised	294	3,402
Units issued under the DRIP	235	6,640
Units outstanding as at September 30, 2006	**36,799**	**391,612**

On August 31, 2006 the Fund issued 59,273 units to fund the acquisition of assets from Island Waste. On June 1, 2006, the Fund issued 156,250 units to fund an acquisition (Note 3(a)).

On March 3, 2006, the Fund issued 7,000,000 units under a bought deal equity financing at a price of $28.00 per unit. Proceeds, net of issuance costs, were $185,723.

8) Rights to Acquire Trust Units

a) The 2006 Trust Unit Rights Incentive Plan

On May 19, 2006 a total of 652,500 rights were granted to certain directors, officers, and employees of the Corporation. The rights were granted at the market price of $32.38 per unit. On September 22, 2006 a

further 67,500 rights were issued at an exercise price of $31.90 per unit. Each tranche of the rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund, or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Trust Unit Rights Incentive Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights resulted in a reversal of the previously recognized $4 expense during the three and nine months ended September 30, 2006 (nil in 2005).

b) The 2003 Trust Unit Rights Incentive Plan

On January 5, 2006, rights to acquire up to 110,000 units were granted to certain employees of the Corporation and NISI at the market price of $29.15 per unit and valued on the date of issuance at $2.72 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.8%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 24.59%.

For the nine months ended September 30, 2006, directors, officers, and employees of the Corporation exercised rights to acquire 293,650 units for $3,402, pursuant to the 2003 Trust Unit Rights Incentive Plan.

9) Earnings per Unit

Basic per unit calculations for the three and nine months ended September 30, 2006 and 2005 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights, if any. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for the three and nine months ended September 30, 2006 were 705,000 (400,000 for the same periods in 2005).

	Three Months Ended September 30		**Nine Months Ended September 30**	
	2006	2005	**2006**	2005
Weighted average number of units	**36,734**	27,716	**34,774**	27,544
Net additional units if rights exercised	**545**	474	**526**	468
Diluted weighted average number of units	**37,279**	28,190	**35,300**	28,012

10) Unitholder Distributions Declared and Paid

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

	Three Months Ended September 30		**Nine Months Ended September 30**	
	2006	2005	**2006**	2005
Unitholder distributions declared	**20,405**	12,477	**55,463**	35,850
- per unit - $	**0.555**	0.450	**1.585**	1.300
Unitholder distributions – paid in cash	**19,080**	10,839	**46,809**	30,526
Unitholder distributions – value paid in units	**1,296**	1,627	**6,640**	4,572
- paid in cash – per unit $	**0.520**	0.392	**1.388**	1.131

- issued units – per unit $	**0.035**	0.058	**0.177**	0.169

11) Reconciliation of Asset Retirement Obligations

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $18,458 ($5,468 at December 31, 2005). Cash expenditures to fulfill these obligations will be incurred over the next 300 years, with the majority of the costs being incurred in the years 2045 to 2105. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligations.

	Three Months Ended September 30		**Nine Months Ended September 30**	
	2006	2005	**2006**	2005
Asset retirement obligations, beginning of period	**18,147**	5,320	**5,468**	4,875
Additional retirement obligations added through acquisitions	**126**	80	**12,617**	347
Costs incurred to fulfill obligations	**(193)**	-	**(759)**	(40)
Accretion	**378**	111	**1,132**	329
Asset retirement obligations, end of period	**18,458**	5,511	**18,458**	5,511

12) Transactions with Related Parties

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three and nine month periods ended September 30, 2006 were $112 and $700 respectively ($67 and $290 for the same periods in 2005).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter and nine months ended September 30, 2006 were $200 and $1,100 respectively ($9 and $500 for the same periods in 2005).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13) Income taxes

During the second quarter the Alberta and Saskatchewan provincial income tax rates were reduced, and the Federal Large Corporation Tax was eliminated effective January 1, 2006. The effect of the reduction in provincial and federal income tax rates was a decrease to both future income tax expense and future income tax liability of $8,650. (See Note 16)

14) Commitments

i) Contractual Commitments

During the year, the Fund has added the following lease commitment in addition to the commitments in place at December 31, 2005:

	2007	**2008**	**2009**	**2010**	**2011**	**Thereafter**	**Total**
Office leases[1]	2,666	5,031	5,042	5,042	5,042	28,573	51,396

[(1)] Office lease obligations relate to a commitment for office space in a new office building currently under construction. The above amounts do not include the expected reduction to existing lease obligations as a result of entering into proposed sub-lease arrangements.

ii) Letters of Guarantee and Surety Bonds

At September 30, 2006, the Corporation had issued Letters of Guarantee and Surety Bonds with respect to compliance with environmental licenses and contracts with third parties in the amounts of $38,249 and $7,947 respectively.

15) Segmented Information

The Fund has three reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Western Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The Eastern Industrial segment, which was established following the acquisition of PSC Canada, provides waste collection and disposal services in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended September 30 ($000s)

2006	Oilfield	Western Industrial	Eastern Industrial	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	71,270	24,232	24,795	-	-	120,297
Inter segment revenue[1]	311	604	-	(915)	-	-
Operating expense	38,964	19,949	16,018	(915)	-	74,016
Depreciation and accretion expense	3,668	1,409	3,274	-	524	8,875
Net margin	28,949	3,478	5,503	-	(524)	37,406
Selling, general and administrative	-	-	-	-	11,182	11,182
Interest expense	-	-	-	-	1,378	1,378
Operating income – continuing operations	28,949	3,478	5,503	-	(13,084)	24,846
Operating income – discontinued operations	-	-	-	-	-	-
Capital expenditures and acquisitions[2]	9,916	2,264	25,597	-	3,872	41,649
Goodwill	52,580	1,130	23,273	-	-	76,983
Total assets	356,696	128,705	192,144	-	30,768	708,313

2005	Oilfield	Western Industrial	Eastern Industrial	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	43,446	22,455	-	-	-	65,901
Inter segment revenue[1]	348	(13)	-	(335)	-	-
Operating expense	19,006	17,040	-	(335)	-	35,711
Depreciation and accretion	3,195	1,332	-	-	412	4,939
Net margin	21,593	4,070	-	-	(412)	25,251
Selling, general and administrative	-	-	-	-	6,479	6,479
Interest expense	-	-	-	-	878	878
Operating income	21,593	4,070	-	-	(7,769)	17,894
Capital expenditures and acquisitions[2]	6,790	7,730	-	-	1,007	15,527
Goodwill	12,182	1,030	-	-	-	13,212
Total assets	223,402	117,776	-	-	22,740	363,918

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Includes capital asset additions and the purchase price of acquisitions.

[3] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

For the Nine Months Ended September 30 ($000s)

2006	Oilfield	Western Industrial	Eastern Industrial	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	188,305	71,303	58,935	-	-	318,543
Inter segment revenue[1]	1,121	1,757	-	(2,878)	-	-
Operating expense	99,226	59,322	41,228	(2,878)	-	196,898
Depreciation and accretion	10,965	4,221	7,721	-	1,435	24,342
Net margin	79,235	9,517	9,986	-	(1,435)	97,303
Selling, general and administrative	-	-	-	-	31,380	31,380
Interest expense	-	-	-	-	5,241	5,241
Operating income – continuing operations	79,235	9,517	9,986	-	(38,056)	60,682
Operating income – discontinued operations	-	-	1,657	-	-	1,657
Capital expenditures and acquisitions[2]	51,349	5,914	150,655	-	10,605	218,523
Goodwill	52,580	1,130	23,273	-	-	76,983
Total assets	356,696	128,705	192,144	-	30,768	708,313

2005	Oilfield	Western Industrial	Eastern Industrial	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	107,381	54,042	-	-	-	161,423
Inter segment revenue[1]	626	16	-	(642)	-	-
Operating expense	49,747	41,941	-	(642)	-	91,046
Depreciation and accretion	8,272	3,940	-	-	1,533	13,745
Net margin	49,988	8,177	-	-	(1,533)	56,632
Selling, general and administrative	-	-	-	-	16,889	16,889
Interest expense	-	-	-	-	2,160	2,160
Operating income	49,988	8,177	-	-	(20,582)	37,583
Capital expenditures and acquisitions[2]	24,728	8,963	-	-	5,597	39,288
Goodwill	12,182	1,030	-	-	-	13,212
Total assets	223,402	117,776	-	-	22,740	363,918

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.
[2] Includes capital asset additions and the purchase price of acquisitions.
[3] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

16) Subsequent events

a) On October 6, 2006, the Fund purchased the operating assets of the hazardous waste and industrial cleaning division of Services Matrec Inc. from TransForce Income Fund for $31.8 million in cash.

b) On October 31, 2006, the Minister of Finance (Canada) announced certain proposals which, if enacted, would result in an income tax on distributions paid by publicly traded Canadian mutual fund trusts and limited partnerships, and will result in less after-tax cash being available for payment to all holders of trust units. As an existing Canadian mutual fund trust, the Fund would not be subject to these proposed measures until January 2011. Under the proposal, the existing tax treatment of distributions will remain in effect during the four-year grace period to 2011. Management is currently reviewing the effects the proposed measures may have on the future operations of Newalta. An estimate of the possible financial impact has not been made at this time and is subject to the release and enactment of the detailed legislation relating to the proposal.

c) On November 1, 2006, the Fund acquired the operating assets of Solutions Environnementales MPM, an environmental solutions and industrial waste management services company, for cash consideration of $3.7 million.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 7, 2006

(signed) *Alan P. Cadotte*

Alan P. Cadotte
President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund